EXHIBIT 2
Sun Life Financial Inc.
Management’s Discussion and Analysis
for the Year Ended December 31, 2005
February 13, 2006

Management’s Discussion and Analysis
TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS	1
ENTERPRISE MISSION, VISION AND STRATEGY	3
FINANCIAL PERFORMANCE AND OBJECTIVES	4
BUSINESS OVERVIEW	5
PERFORMANCE OVERVIEW	6
CONSOLIDATED RESULTS OF OPERATIONS	8
NON-GAAP FINANCIAL MEASURES	12
SLF CANADA	13
SLF U.S.	17
MFS	21
SLF ASIA	23
CORPORATE	26
CORPORATE DEVELOPMENTS	28
CRITICAL ACCOUNTING ESTIMATES	29
ACCOUNTING POLICIES	32
RISK MANAGEMENT	33
CONTROLS AND PROCEDURES	35
INVESTMENTS	37
FINANCIAL POSITION AND LIQUIDITY	40
LEGAL AND REGULATORY PROCEEDINGS	45
In this Management’s Discussion and Analysis (MD&A), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2005 and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2005 is not available, information available for the latest period before December 31, 2005 is used. Financial information, except where otherwise noted, is presented in accordance with Canadian generally accepted accounting principles (GAAP), and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI). Additional information relating to the Company can be found in SLF Inc.’s Consolidated Financial Statements and accompanying notes (Consolidated Financial Statements) and Annual Information Form (AIF) for the year ended December 31, 2005 and other documents filed with applicable securities regulators in Canada, which may be accessed at www.sedar.com and with the United States Securities and Exchange Commission (SEC), which may be accessed at www.sec.gov.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian GAAP, including earnings, earnings per share (EPS) and return on equity (ROE). Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, operating EPS, dividend payout ratio, operating ROE and ROE for the Company’s business segments. These non-GAAP financial measures exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures which exclude the impact of currency fluctuations during the period for which a comparison is made. These amounts are determined by reference to the exchange rates of the corresponding periods. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full year results of the Company’s ongoing business operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as alternative to measures of financial performance determined in accordance with GAAP.
Additional information concerning the Company’s use of non-GAAP financial measures and a reconciliation of those non-GAAP measures to the most directly comparable GAAP measures is included in this MD&A under the heading “Non-GAAP Financial Measures” on page 12.
Sun Life Financial Inc.

Management’s Discussion and Analysis

Forward-looking Statements
Some of the statements contained or incorporated by reference in this MD&A, including those relating to Sun Life Financial’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Sun Life Financial set out under “Enterprise Mission, Vision and Strategy”, “Financial Performance and Objectives”, “Business Overview”, “Performance Overview”, “SLF Canada”, “SLF U.S. ”, “MFS”, “ SLF Asia”, “Corporate”, “Investments” and “Financial Position and Liquidity”. These statements are not historical facts but instead represent only Sun Life Financial’s expectations, estimates and projections regarding future events.
The forward-looking statements contained or incorporated by reference in this MD&A are stated as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of SLF Inc. may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the matters set out under “ Critical Accounting Estimates” on page 29 and “Risk Management” on page 33 of this MD&A and “Risk Factors” contained in SLF Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim financial statements and the notes thereto, which are available for review at www.sedar.com. SLF Inc. does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.
Sun Life Financial Inc.

Management’s Discussion and Analysis
FINANCIAL HIGHLIGHTS

(in millions of dollars, except earnings and dividends per share)	2005	2004*	2003*

Common shareholders’ net income
- Operating**	1,906	1,739	1,518
- Reported	1,843	1,680	1,307
Basic earnings per share (EPS)
- Operating**	3.24	2.91	2.50
- Reported	3.14	2.81	2.15
Return on common shareholders’ equity (ROE)
- Operating**	13.1%	12.0%	10.6%
- Reported	12.6%	11.6%	9.2%
Dividends per common share	0.99	0.86	0.68
Dividend payout ratio***	31%	30%	27%
Fee income	2,899	2,903	2,810
Total revenue	21,918	21,730	22,056
Premiums, deposits and fund sales
Premium revenue, including ASO premium equivalents	15,329	15,100	15,572
Segregated fund deposits	7,205	7,145	5,968
Mutual fund sales	20,329	19,884	27,491
Managed fund sales	31,135	23,981	25,202

Total premiums, deposits and fund sales	73,998	66,110	74,233

Assets under management (AUM) (at December 31)
General fund assets	110,866	107,803	109,263
Segregated fund net assets	60,984	56,564	54,086
Other AUM	215,539	195,283	195,729

Total AUM	387,389	359,650	359,078

Capital (at December 31)
Subordinated debt	1,456	1,462	1,730
Liabilities for Cumulative Capital Securities and Sun Life ExchangEable Capital Securities****	1,849	1,870	1,924
Preferred shares	712	152	155
Participating policyholders’ equity	85	77	67
Total common shareholders’ equity	14,749	14,338	13,913

Total capital	18,851	17,899	17,789

*	Certain comparative figures have been restated to conform with presentations adopted in 2005 as described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.

**	Operating earnings, operating EPS, operating ROE and dividend payout ratio are non-GAAP measures and exclude certain items described on page 12 under the heading “Non-GAAP Financial Measures”.

***	The dividend payout ratio represents ratio of common shareholders’ dividends to operating earnings.

****	These securities qualify as capital for Canadian regulatory purposes. Cumulative Capital Securities (CCS) and Sun Life ExchangEable Capital Securities (SLEECS) have been deconsolidated and reclassified as debentures in other liabilities in SLF Inc.’s 2005 Consolidated Financial Statements. Additional information is available on page 40 under the heading “Capital Structure” and in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.
Financial Performance
Sun Life Financial achieved strong results in 2005 with continued success in growing core earnings, improving ROE and expanding distribution capability. The Company exceeded its growth objectives for operating EPS, surpassing its 10% constant currency growth target with an increase of over 15%, and exceeded its objective to grow operating ROE between 75 and 100 basis points, with an increase of 110 basis points to 13.1%. Operating earnings grew to $1,906 million, an increase of 9.6% from 2004, and $1,843 million in reported earnings were 9.7% higher than 2004.
Total premiums, deposits and fund sales were up by $7.9 billion, reaching $74.0 billion for the year ended December 31, 2005. The Company’s focus on creating excellence in customer service, providing a diverse array of competitive product offerings and increasing its presence in multiple distribution channels all contributed to the growth. Total revenue of $21.9 billion was $188 million higher than 2004. A $1.2 billion increase, in constant currency, mainly from the US$900 million sale of medium-term notes (MTNs) was mostly offset by a $1.0 billion

Sun Life Financial Inc.	1

Management’s Discussion and Analysis
reduction from the strengthened Canadian dollar against foreign currencies compared to 2004. Fee income of $2,899 million was comparable to the 2004 full year amount with additional fees earned on higher AUM diminished by the unfavourable currency impact from a stronger Canadian dollar.

Financial Strength Ratings (as at December 31, 2005)	AM Best	Moody’s	Standard & Poors

Sun Life Assurance Company of Canada	A++	Aa2	AA+
Sun Life Assurance Company of Canada (U.S.)	A++	Aa2	AA+

Sun Life Financial Inc.	2

Management’s Discussion and Analysis
ENTERPRISE MISSION, VISION AND STRATEGY
Sun Life Financial is a leading financial services organization that provides a range of protection and wealth management products and services to both individual and corporate customers.

Mission
To provide lifetime financial security
Vision
To be an international leader in protection and wealth management
Strategy
The Company’s strategy is to focus on markets where effective scale and scope can be sustained, balancing the stability of mature businesses with the higher growth potential of emerging businesses.

The Company:
•	Maintains a highly efficient and cost effective business platform characterized by operational excellence
•	Focuses on markets where effective scale and scope can be built and sustained
•	Balances the stability of mature businesses with the higher growth potential of emerging businesses
•	Enhances fit among Sun Life Financial’s various businesses; finding opportunities to integrate the businesses to create additional value
The Company has established the following enterprise-wide objectives to execute its strategy:

Value Building Growth	Sustain top-line growth and deliver on key medium-term financial targets

Intensify Customer Focus	Set the standard in providing distinctive financial solutions that customers can trust

Enhance Productivity and Efficiency	Achieve operational excellence by maintaining a highly efficient and cost effective platform

Strengthen Risk Management	Enhance risk identification, risk monitoring and control processes to maximize shareholder value

Innovation	Identify the processes that create innovation and embed innovation throughout the Company

Leverage International Resources	Enhance fit among the Company’s businesses through the effective sharing of resources, technology and best practices internationally

Sun Life Financial Inc.	3

Management’s Discussion and Analysis
FINANCIAL PERFORMANCE AND OBJECTIVES

Measure	Medium-term Goals	2005 Results	2005 Achievements
vs. Goals

Operating EPS (1) Growth Growth in EPS reflects the Company’s focus on generating sustainable earnings for shareholders.	10%*	11.3%**	Exceeded target

Operating ROE(1) Growth Growth in ROE is a significant driver of shareholder value and continues to be a major focus for management across all businesses.	75 - 100 basis points*	110 basis points**	Exceeded target

Dividend Payout Ratio(1) (2) The payment of common share dividends is an indicator of management’s confidence in the Company’s long-term ability to generate capital as well as its significant capital strength and flexibility.	25% – 35%***	31%	Met target

* The medium-term goals assume the following conditions:

• A rise in the average level of key equity market indices, primarily the S&P 500, by approximately 7% - 8%
• A steady increase in North American interest rates of approximately 100 basis points across the yield curve, with 5-year and 10-year U.S. Treasury bonds as the primary focus
• Stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar and the British pound sterling

** Excluding the impact of currency exchange rate changes, operating EPS and operating ROE would have been up 15.5% and 130 basis points, respectively, from 2004.

*** On February 9, 2006, the Board of Directors of Sun Life Financial Inc. approved an increase of this target to 30 - 40%.

(1)	Operating EPS, operating ROE and the dividend payout ratio are non-GAAP measures. For additional information see the section under the heading “Non-GAAP Financial Measures” on page 12.

(2)	The dividend payout ratio represents the ratio of common shareholders’ dividends to operating earnings.

Sun Life Financial Inc.	4

Management’s Discussion and Analysis
BUSINESS OVERVIEW
Sun Life Financial is an international provider of a wide range of savings, investment management, retirement, pension and life and health insurance products and services to both individual and corporate customers.
The Company operates under a balanced business model that strives to establish scale and stability in the diversified markets in which it chooses to compete. The higher growth prospects of emerging businesses and markets are balanced against the relative stability of earnings from more mature operations. In a similar way, the Company’s protection business acts as a counterbalance to the wealth management business, ensuring that customers have access to complementary insurance, retirement and savings products that meet their specific needs.
Products and Services by Business Segment
Sun Life Financial manages its operations and reports its financial results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. The Corporate segment includes the operations of Sun Life Financial’s United Kingdom business unit (SLF U.K.), the Company’s active and run-off reinsurance businesses and income and expenses of a corporate nature not attributable to other segments.
Financial information on the Company’s segments is presented in both Canadian dollars and the segments’ local currency where appropriate.
The Company’s portfolio of products and services by business segment is summarized below:
Drivers of Profitability
The profitability of the Company’s operations is affected by the following primary factors:
•	Mortality and morbidity rates
•	Surrender and lapse rates
•	Amount and composition of AUM
•	Spreads between the interest credited to policy holders and investment returns
•	Equity market performance, interest rates, credit experience, currency exchange rates, regulatory environment and other external factors
The Company’s risk factors are described in SLF Inc.’s 2005 AIF under the heading “Risk Factors”.
Distribution
The Company uses multiple distribution systems to deliver an optimal value proposition to individual customers. Individual wealth and protection products are distributed through a combination of direct sales agents, independent general agents and brokers, managing general agents, financial intermediaries and banks.
Group life and health products are distributed through sales representatives, in cooperation with independent brokers and benefit consultants. Group retirement products are distributed through pension consultants, an in-house sales force, brokers and advisors.

Sun Life Financial Inc.	5

Management’s Discussion and Analysis
PERFORMANCE OVERVIEW
2005 Performance
The Company reported its fifth consecutive year of increasing earnings as a public company, with common shareholders’ operating net income(1) for the year of $1,906 million, up 9.6% compared to $1,739 million in 2004. These solid financial results were achieved despite the significant strengthening of the Canadian dollar against foreign currencies during 2005, which reduced 2005 common shareholders’ operating net income by $68 million based on 2004 exchange rates. Reported common shareholders’ net income for the year was $1,843 million, up $163 million, or 9.7%, from $1,680 million in 2004.
In 2005, SLF Canada made significant progress in achieving its goals, growing its distribution channels, enhancing customer service and leveraging its Total Benefits offering, which integrates the products and services of Group Benefits and Group Retirement Services (GRS) into a seamless service. The Individual Insurance & Investments business unit continued to focus on the productivity of the Clarica Sales Force (CSF), its proprietary distribution channel, which improved 13% in 2005 as measured by sales per advisor. The wholesale distribution channel was strengthened with the addition of new distribution partners and achieved a 150% increase in sales over 2004. The Total Benefits offering enjoyed continued success in 2005 and demonstrated the synergy opportunities between business units. The percentage of GRS’s top 200 clients that are also Group Benefits’ clients rose from 23% at the beginning of 2004 to 38% at the end of 2005, an increase of over 65%. Technological innovation continued with the implementation of an enhanced Group Benefits members’ enrolment tool and a single access website for both Group Benefits and GRS plan advisors.
SLF U.S. progressed steadily towards its goals of strengthening its distribution network, achieving top-line growth and improving efficiency. The Annuities business unit rejuvenated its wholesale distribution network by doubling the number of wholesalers in 2005, creating a strong platform for future growth. The Individual Life business unit maintained total new premium and deposits growth momentum with strong increases in both high net worth private placement variable universal life and corporate-owned life insurance products of 88% and 193%, respectively. The Group Life & Health business unit continued its successful growth pattern with record net sales of US$153 million for the year and a 19% growth in in-force business during the year to over US$1.0 billion at December 31, 2005. SLF U.S. also expanded its multi-service strategy to improve customer service while enhancing efficiency and won the Dalbar Financial Intermediary Post-Sales service award.
In 2005, MFS returned to its core focus of sales growth, resulting in an increase of 31.5% in gross sales from 2004 levels and positive net flows of US$7.5 billion. During 2005, MFS also continued to diversify its asset base beyond domestic funds. Non-domestic sales in 2005 represented over 25% of total sales, while non-domestic assets as a percentage of total assets were 5% at December 31, 2005.
SLF Asia executed on several key strategic initiatives to position itself as a long-term growth engine for Sun Life Financial. In October 2005, the Company completed the acquisition of CMG Asia Limited, CMG Asia Trustee Company Limited, CommServe Financial Limited and Financial Solutions Limited (collectively CMG Asia), which together formed the Hong Kong individual life insurance, group insurance, group pension and brokerage operations of the Commonwealth Bank of Australia, for $544 million. The acquisition significantly increased the Company’s existing capital base in Asia. Additional information on the transaction is available in Note 3 to SLF Inc.’s 2005 Consolidated Financial Statements. The acquisition strengthened the Company’s presence in Hong Kong by tripling its sales force to over 1,700, increasing its customer base and establishing Sun Life Financial as one of the top 10 life insurance providers in Hong Kong.
Sun Life Everbright Life Insurance Company Limited (Sun Life Everbright), the Company’s joint venture in China, commenced life insurance operations in Hangzhou, its third city operation, and obtained a license to begin selling group life insurance throughout China. Birla Sun Life Asset Management Company Limited, the Company’s India asset management joint venture, expanded its operations with the acquisition of the Indian mutual fund business of Alliance Capital Mutual Funds. SLF Asia also increased the diversity of its distribution platform with the signing of a distribution joint venture arrangement in the Philippines and bancassurance agreements in Hong Kong and Indonesia.
2006 Industry Outlook
Sun Life Financial is well positioned to take advantage of the changing environment as the global financial services industry evolves in response to demographic trends.
The graying of the population in developed markets will place a greater demand on wealth accumulation products for working-age savers, income distribution products for workers close to retirement and wealth transfer vehicles for those in retirement.
The aging of the population will also place a strain on existing health care systems, as a larger portion of the

(1)	Operating earnings, operating EPS and operating ROE, are non-GAAP measures and exclude the items described in this MD&A under the heading “Non-GAAP Financial Measures” on page 12.

Sun Life Financial Inc.	6

Management’s Discussion and Analysis
population will require treatment over a longer timeframe. Consumers will seek products such as long-term care and critical illness insurance that will ensure they have direct access to high-quality health care – both now and throughout their retirement years.
Likewise, the concern about inadequate public pension plans is leading to a dramatic rise in both mutual funds and other financial vehicles that address baby boomers’ concerns about the need for adequate resources in retirement.
In contrast, the rising affluence of customers in emerging markets is stimulating the demand for financial products, including protection, savings and investment vehicles. The insurance market is expected to be particularly dynamic in China and India.
Against these demographic trends, financial services organizations must deal with the challenges associated with moderating economic growth, persistently low interest rates and increased regulation.
Through its balanced business model, the Company is well positioned to capitalize on these changes, while mitigating the risks brought on by market uncertainty.

Sun Life Financial Inc.	7

Management’s Discussion and Analysis
CONSOLIDATED RESULTS OF OPERATIONS
Common Shareholders’ Net Income
Operating earnings(1), which excluded certain items outlined on page 12, increased by 9.6% to $1,906 million in 2005 from $1,739 million in 2004. Basic operating EPS were $3.24, up 11.3% from $2.91 in 2004. The solid performance reflected the Company’s continuing success in its core businesses and the diversification of its earnings stream. Excluding the impact of currency exchange rate changes, operating earnings would have been $1,974 million, up 13.5% from 2004, while operating EPS would have been $3.36, up 15.5%.
For the year ended December 31, 2005, reported common shareholders’ net income reached $1,843 million, representing an increase of $163 million over $1,680 million for the year ended December 31, 2004. Basic EPS increased to $3.14 from $2.81 in 2004. The appreciation of the Canadian dollar against foreign currencies in the year reduced common shareholders’ net income by $68 million compared to 2004.

Earnings and Earnings Per Share
($ millions)	2005	2004*	2003*

Total Net Income	1,876	1,693	1,306
Less:
Participating policyholders’ net income	9	13	(1)
Dividends paid to preferred shareholders’	24	–	–

Common Shareholders’ Net Income	1,843	1,680	1,307
Plus: Special items	63	59	211

Operating earnings	1,906	1,739	1,518
Basic EPS from:
- Common shareholders’ net income	3.14	2.81	2.15
- Operating earnings	3.24	2.91	2.50
Diluted EPS from:
- Common shareholders’ net income	3.12	2.79	2.15
- Operating earnings	3.23	2.88	2.50

Common Shareholders’ Net Income by Segment

SLF Canada	963	895	773
SLF U.S.	495	391	303
MFS	179	114	(43)
SLF Asia	42	45	37
Corporate	164	235	237

Total	1,843	1,680	1,307

*	Certain comparatives figures have been restated to conform with the presentation adopted in 2005 as described in Notes 2 and 4 to SLF Inc.’s 2005 Consolidated Financial Statements.
SLF Canada generated shareholders’ net income earnings of $963 million, up 8% from 2004. The increase was primarily due to improved mortality experience of $35 million and gains from investment credit experience which contributed $20 million. Earnings from the Company’s investment in CI Financial Inc. (CI Financial) increased 25% to $106 million, reflecting business growth. These increases were partially offset by slightly lower Group Benefits earnings.
SLF U.S. 2005 earnings of $495 million were up 27% from 2004. Excluding a $36 million unfavourable currency impact due to the strengthening of the Canadian dollar against the U.S. currency, SLF U.S. earnings were 36% higher than 2004 levels. The increase reflected improved Annuities results from wider interest spreads which contributed $28 million, and higher income from favourable equity market movements which added $49 million after tax to earnings. Individual Life earnings increased 10%, mainly arising from implementation of lower cost funding solutions for universal life products reserves (known as regulation AXXX). Group Life & Health 2005 results improved by 13% over 2004 on business growth.
In 2005, MFS contributed $179 million to common shareholders’ net income. Operating earnings, which excluded a $59 million charge for a regulatory settlement in 2004 as described on page 12, were up $6 million year over year. Earnings in 2005 were reduced by $13 million due to the impact of currency exchange rates. Excluding the currency effect, operating earnings were up 11% primarily on higher fee income derived from increases in average AUM.
SLF Asia reported shareholders’ earnings of $42 million in 2005, or $3 million lower than 2004, primarily due to CMG Asia integration expenses incurred in the fourth quarter of 2005. Favourable tax resolutions of $13 million in the Philippines were mostly offset by increased investment in business development activities, greater lapses which reduced earnings by $4 million, increased foreign exchange losses of $3 million and higher new business strain. On a local currency basis, earnings were comparable to 2004.
Corporate had common shareholders’ net income for the full year of $164 million, $71 million lower than in 2004. Favourable results of $19 million in SLF U.K. and foreign exchange gains of $74 million on the repatriation of capital from the U.K. were more than offset by reserve changes of $34 million and worse mortality of $32 million in Reinsurance, CMG Asia integration costs of $9 million, the loss on the disposition of Administradora de Fondos de Pensiones Cuprum, S.A. (Cuprum) of $51 million and higher project costs of $28 million.
Return on Equity
In 2005, operating ROE was 13.1% compared to 12.0% in 2004. ROE based on common shareholders’ net income was 12.6% in 2005, compared to 11.6% in 2004. The increase in ROE reflected higher earnings as well as the impact of SLF Inc.’s share repurchases, increased dividend

(1)	Operating earnings, operating EPS and operating ROE, are non-GAAP measures and exclude the items described in this MD&A under the heading “Non-GAAP Financial Measures” on page 12.

Sun Life Financial Inc.	8

Management’s Discussion and Analysis
payments and the effect of currency exchange rates on average equity levels. Excluding the impact of the strengthening of the Canadian dollar against foreign currencies, ROE based on operating and reported earnings would have been 13.3% and 13.0%, respectively, in 2005.
Assets Under Management
The Company’s AUM comprise general funds, segregated funds and other AUM, which include mutual and managed funds consisting of institutional and other third-party assets that are managed by the Company. Total AUM were $387.4 billion as at December 31, 2005, up $27.7 billion, compared to $359.7 billion as at December 31, 2004. Net sales of mutual, managed and segregated funds, market improvements, continuing business growth and the increase from the impact of the CMG Asia acquisition more than offset the negative impact of the strengthening of the Canadian dollar against foreign currencies.
Total AUM exclude the assets managed by CI Financial in which the Company has a 35% equity interest. CI Financial’s assets under management were $71.7 billion at December 31,2005 and $67.8 billion at December 31, 2004.
The Company’s general fund assets increased to $110.9 billion, up $3.1 billion, or 3%, from the December 31, 2004 level. The increase, which reflected business growth in SLF Canada and SLF U.S. and $2.2 billion from the CMG Asia acquisition, was partially offset by a reduction of $2.8 billion due to the strengthening of the Canadian dollar against foreign currencies.
Segregated fund assets increased to $61.0 billion as at December 31, 2005, up 7.8% from December 31, 2004. Net inflows of $1.2 billion, including the $0.5 billion attributable to the CMG Asia acquisition, and increases in asset values of $5.0 billion due to market improvements were dampened by an unfavourable impact of $1.8 billion from the strengthening of the Canadian dollar.
Other AUM increased to $215.5 billion, $20.3 billion higher than at December 31, 2004. Net sales of $9.7 billion in mutual and managed funds, $1.7 billion from the CMG Asia acquisition and market growth of $14.2 billion were reduced by $5.4 billion due to the strengthened Canadian dollar.
Revenue
In 2005, the Company’s total revenue increased to $21.9 billion, up $188 million from 2004. Premiums were flat, with higher health insurance premiums mostly offset by lower life insurance and annuity premiums. Net investment income contributed $155 million to the overall revenue increase due to favourable credit experience and currency gains on repatriation of capital. Fee income also remained flat from 2004. Revenue growth was suppressed by $1.0 billion as a result of the Canadian dollar appreciation against foreign currencies.

Total Revenue

($ millions)	2005	2004*	2003*

Premiums
Annuities	4,556	4,588	4,805
Life insurance	5,683	5,948	6,325
Health insurance	2,701	2,367	2,413

Total premiums	12,940	12,903	13,543

Net investment income	6,079	5,924	5,703
Fee income	2,899	2,903	2,810

Total	21,918	21,730	22,056

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.
Annuity premiums of $4,556 million for 2005 were mostly flat with 2004 levels. The contribution from the sale of US$900 million of fixed annuity backed MTNs was more than offset by lower regular fixed and equity-indexed annuity premiums in the U.S. of $1.1 billion and a decrease of $266 million arising from a stronger Canadian dollar.

Sun Life Financial Inc.	9

Management’s Discussion and Analysis
Life insurance premiums declined by $265 million, largely due to the unfavourable impact of $246 million arising from the stronger Canadian dollar. The decline in premiums from the run-off of SLF U.K.’s Individual and Group Life insurance business units was largely offset by increases in most of the other business segments.
Health insurance premiums rose 14% to $2,701 million in 2005 mainly due to business growth. The increase was weakened by an unfavourable impact of $48 million arising from the strengthening of the Canadian dollar against foreign currencies.
Investment income was $6.1 billion in 2005, up from $5.9 billion in 2004. The increase was primarily due to increased earnings on a higher asset base, lower asset provisions of $68 million and foreign exchange gains of $74 million in relation to the repatriation of capital from the SLF U.K. operations, partially reduced by $43 million of the loss on the sale of Cuprum recorded in investment income and the $240 million unfavourable impact of currency fluctuations during the year.
Fee income of $2.9 billion in 2005 was consistent with 2004. The unfavourable impact of $176 million from an appreciated Canadian dollar relative to other currencies offset the higher fee income from growth in fee-based assets.

Sun Life Financial Inc.	10

Management’s Discussion and Analysis
Benefit Payments
The Company has a variety of current and future benefit payment obligations that affect overall earnings. Payments to policyholders, beneficiaries and depositors in 2005 were $12.8 billion, up $270 million from 2004. Higher levels of maturities and surrenders of $196 million and health benefits of $148 million were partly offset by the effect of the strengthening of the Canadian dollar. Transfers to segregated funds increased 21% on higher demand for equity market-based products. The increase in actuarial liabilities in 2005 was $553 million lower than 2004. Net outflows of U.S. fixed annuities contributed $925 million to the reduction in the liability increase and an additional $255 million was attributable to U.S. individual insurance, mostly due to lower premiums. The impact of a stronger Canadian dollar caused a further reduction of $82 million to the liability change. These decreases were partially offset by a net increase in the change in actuarial liabilities for SLF U.S. Investment Products from the sales impact of $900 million of MTNs in 2005, which was partly dampened by redemptions.

Benefit Payments
($ millions)	2005	2004*	2003*

Payments to policyholders, beneficiaries and depositors	12,802	12,532	12,926
Net transfers to segregated funds	704	582	544
Increase in actuarial liabilities	872	1,425	1,510

Total	14,378	14,539	14,980

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.
Expenses and Other
Commission expenses decreased $190 million in 2005, or 10%, largely reflecting the impact of lower fixed and equity-indexed annuity sales in the U.S. which reduced commissions by $128 million, and the strengthening of the Canadian dollar against the U.S. currency.
Operating expenses of $2.9 billion in 2005 were $152 million higher than 2004. The increase mostly arose from higher operating expenses in both SLF Canada of $47 million and SLF U.S. of $10 million due to organic business growth, additional expenses of $26 million in SLF Asia from the CMG Asia acquisition, and higher project and systems costs of $43 million pre tax. These increases were reduced by lower expenses of $17 million in SLF U.K. as a result of business run-off and a reduction of $128 million from the impact of currency fluctuations.
Interest expenses decreased $5 million to $273 million in 2005 from the effect of currency fluctuations during the year.

Expenses and Other
($ millions)	2005	2004*	2003*

Commissions	1,726	1,916	1,848
Operating expenses	2,899	2,747	2,744
Regulatory settlement provisions related to MFS	–	62	320

Intangibles amortization	22	22	24
Premium taxes	190	182	171
Interest expenses	273	278	292
Income taxes	531	263	357
Non-controlling interests in net income of subsidiaries	23	28	14
Participating policyholders’ net income (loss)	9	13	(1)
Dividends to preferred shareholders	24	–	–

Total	5,697	5,511	5,769

*	Certain comparatives figures have been restated to conform with the presentation adopted in 2005 as described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.
Quarterly Information
Key quarterly financial information for the most recent two fiscal years is summarized in the table below:
Quarterly Information

($ millions)	2005				2004*
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Common shareholders’ net income
- Operating**	490	481	477	458	438	439	438	424
- Reported	478	430	477	458	438	439	438	365
Basic EPS
- Operating**	0.84	0.82	0.81	0.77	0.74	0.73	0.73	0.71
- Reported	0.82	0.74	0.81	0.77	0.74	0.73	0.73	0.61
Total revenue	5,338	5,504	5,988	5,088	5,260	5,387	5,547	5,536
Total AUM	387,389	373,754	377,379	366,094	359,650	355,445	373,009	369,656

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.

**	Operating earnings and operating EPS are non-GAAP measures and exclude the items described under the heading “Non-GAAP Financial Measures on page 12.

Sun Life Financial Inc.	11

Management’s Discussion and Analysis
NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating net income, operating earnings and financial measures based on operating earnings, such as operating EPS, operating ROE and the dividend payout ratio. These non-GAAP financial measures exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis. Constant currency amounts are calculated using the applicable currency rates of the previous period but excluding the adjustment to the currency translation account on the repatriation of capital from the U.K. as described in Note 22 of the SLF Inc. 2005 Consolidated Financial Statements. Management calculates the ROE of its business segments using an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Other non-GAAP financial measures used by the Company include “sources of earnings”, “embedded value”, “sales”, and “premiums and deposits”. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP.
The items discussed below are not included in the Company’s operating earnings, operating EPS and operating ROE.
In the fourth quarter of 2005, the Company took a $12 million after tax charge to income with respect to integration costs on the CMG Asia acquisition.
In the third quarter of 2005, the Company took a $51 million after tax charge to income in relation to the sale of Cuprum. The loss on the sale mostly arose from the depreciation of the Chilean peso against the Canadian dollar since the interest in Cuprum was acquired in 1998.
In the first quarter of 2004, the Company recorded a $59 million after tax charge to income related to the March 31, 2004 settlement by MFS of an administrative proceeding with the SEC regarding disclosure of brokerage allocation practices.
In the fourth quarter of 2003, the Company recorded a $211 million after tax charge to income in connection with the February 5, 2004 settlements with federal and state regulators with respect to alleged false and misleading information in certain MFS fund prospectuses, regarding market timing and related issues.
The impact of the items described above on the Company’s EPS is summarized in the following table.

Impact of Special Items on Basic Earnings per Share
($ per share)	2005	2004	2003

EPS – Reported	3.14	2.81	2.15
(GAAP-based)

Net gains (losses) on special items	(0.10)	(0.10)	(0.35)

EPS – Operating	3.24	2.91	2.50

Reconciliation of Operating Earnings

($ millions)	2005					2004*					2003*
	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total	Total

Reported earnings (GAAP-based)	478	430	477	458	1,843	438	439	438	365	1,680	1,307

After-tax gains (losses) on special items
CMG Asia integration costs	(12)				(12)
Net loss on sale of Cuprum		(51)			(51)
Provisions for MFS regulatory settlements									(59)	(59)	(211)

Total special items	(12)	(51)	–	–	(63)	–	–	–	(59)	(59)	(211)

Operating earnings	490	481	477	458	1,906	438	439	438	424	1,739	1,518

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.

Sun Life Financial Inc.	12

Management’s Discussion and Analysis
SLF CANADA

Business Profile
SLF Canada is a market leader with a customer base exceeding 7 million people. SLF Canada offers a full range of protection and wealth management products and services to individuals and corporate clients through its three operating units — Individual Insurance & Investments (which includes the Company’s 35% interest in CI Financial), Group Benefits and Group Retirement Services & Institutional Investments (which includes the Company’s 56% interest in McLean Budden Limited).

Industry Profile
The life insurance industry in Canada has undergone considerable consolidation in the past decade, resulting in three large insurers serving the core markets with a handful of medium-sized companies and a number of smaller companies operating in regional and niche markets. The three largest companies collectively represent approximately two-thirds of Canadian life and health insurance and annuity market segments by in-force business. With a slow-growing Canadian population, the Canadian insurance market is faced with limited opportunity for expansion. However, the aging of the population creates opportunities in other markets such as health and retirement products. Given the industry’s structure and these demographic trends, economies of scale, customer service experience, distribution capabilities and technological innovation become increasingly critical to business success.
Competitive Position (1)
Sun Life Financial is a significant and leading player in most of the Canadian markets. It is:
•	1st in defined contribution pension plans, group RRSP plans and deferred profit sharing plans

•	2nd in individual life insurance based on direct premiums in-force

•	2nd in individual critical illness based on annualized premiums in-force

•	3rd in group benefits based on annualized premiums and premium equivalents in-force

•	3rd in individual annuities sales based on premiums and deposits
In addition, CI Financial is the second largest Canadian investment fund company based on long-term AUM.(2)
Strategy
SLF Canada’s vision is to be the leader in all its markets and known for its outstanding performance.
SLF Canada serves its customers with competitive products and delivery systems marketed under two strong brands. The Sun Life Financial brand is used throughout SLF Canada’s operations. The Clarica brand is used by SLF Canada’s proprietary sales force and is widely known in the individual retail market.
SLF Canada’s strategy is to:
•	Solidify its leadership position in its core businesses with a focus on scale and operating capabilities

•	Grow the Individual Insurance & Investments business by expanding its distribution network and leveraging its industry-leading brands

•	Grow the group businesses by leveraging its ability to provide integrated service to both Group Benefits and GRS clients

•	Be a high performance and customer-focused organization

(1)	Competitive statistics are based on published information at and for the year ended December 31, 2005, or the information available for the latest period before December 31, 2005.

(2)	Long-term AUM include mutual, segregated, labour-sponsored and other funds and pools, and exclude money market funds.

Sun Life Financial Inc.	13

Management’s Discussion and Analysis
2005 Accomplishments
•	Individual Insurance & Investments increased the productivity of its proprietary Clarica Sales Force (CSF) by an average of 13% per advisor and gained traction in the wholesale channel by achieving sales growth of $12 million, up 150% over 2004. It also strengthened and diversified its product offerings by launching several new products and revitalizing existing products within its life and health insurance product portfolio

•	Individual Insurance & Investments’ wealth product sales were up 21% over 2004

•	The Total Benefits offering enjoyed continued success in 2005. Joint clients, measured as a percentage of GRS’s top 200 clients, rose from 23% at the beginning of 2004 to 38% at the end of 2005. Also during 2005, a unique Plan Advisor website was launched that provides Group Benefits and GRS Plan advisors with a single point of access for their business needs

•	GRS further strengthened its product portfolio by introducing the Milestone series of segregated funds, the first lifecycle funds for employer-sponsored group retirement and savings plans in Canada to feature a guaranteed unit value at maturity. GRS achieved continued strong sales results in all product categories and record asset retention levels of $500 million

•	Group Benefits developed new strategic alliances with Warren Shepell, a leading provider of Employee Assistance Programs in North America, and with Medisys Health Group Inc., a provider of attendance support for salary continuance sick-leave plans. Enhancements to the Group Benefits members’ enrolment tool and redesigned claim forms and statements also improved customer service
2006 Priorities
•	Individual Insurance & Investments will continue to enhance its position in the retail market by increasing the productivity of the CSF distribution channel and by growing sales through the wholesale channel. It will also continue to leverage its strong partnership with CI Financial by offering an attractive suite of guaranteed and market based products

•	Group Benefits will build on the strength of its National Accounts through innovation and service to drive aggressive growth

•	GRS will continue to build on its leading market position as well as increase its rate of retaining member assets when the members leave their company-based retirement plan

•	Group Benefits and GRS will continue to market Total Benefits as an important competitive advantage

Financial and Business Results
SLF Canada common shareholders’ net income increased to $963 million, up $68 million, or 8%, from $895 million in 2004. The increase reflected improved mortality experience of $35 million, gains from investment credit experience of $20 million and increased earnings of $21 million from the Company’s investment in CI Financial.
Revenue for the year was $8.7 billion, up 6% over 2004 with growth in each of premiums, investment income and fee income. Improving equity markets throughout the year and increased deposits and sales in the asset-based lines of business helped increase fee income by 6% to $564 million.
ROE for SLF Canada(1) rose to 14.5% compared to 13.5% a year ago, reflecting growth in earnings.
Total AUM were $114.3 billion at the end of 2005, up 9% from the 2004 level. The growth was driven by higher equity market levels and net sales of segregated and managed funds.
Outlook
SLF Canada will continue to focus on customer service, product development, technological innovation and operational efficiencies. It is well positioned to capitalize on its competitive strengths to retain existing customers and acquire new business.

(1)	ROE for the business segments is a non-GAAP measure. For additional information see “Non-GAAP Financial Measures” on page 12.

Sun Life Financial Inc.	14

Management’s Discussion and Analysis

Summary Statement of Operations
($ millions, except as noted)	2005	2004*	2003*

Premiums	5,314	4,970	5,197
Net investment income	2,780	2,660	2,512
Fee income	564	532	480

Total revenue	8,658	8,162	8,189
Client disbursements & change in actuarial liabilities	5,625	5,345	5,587
Commissions & other expenses	1,660	1,603	1,499
Income taxes	385	293	322
Non-controlling interests in net income of subsidiaries	17	14	11
Par policyholders’ income (loss)	8	12	(3)

Common Shareholders’ Net Income	963	895	773

Selected Financial Information

Earnings by Business Unit
Individual Insurance & Investments	572	511	431
Group Benefits	246	252	236
Group Retirement Services & Institutional Investments	145	132	106

Total	963	895	773

ROE	14.5%	13.5%	12.0%
Total AUM ($billions)	114.3	105.1	99.1

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Notes 2 and 4 to SLF Inc.’s 2005 Consolidated Financial Statements.
Results by Business Unit
Individual Insurance & Investments
SLF Canada’s Individual Insurance & Investments business unit offers a full range of individual life and health insurance products as well as savings and retirement products. Its principal insurance products include universal life, term life, permanent life, critical illness, long-term care and personal health insurance. Its principal investment products include accumulation and payout annuities. It also has a distribution agreement to sell CI Financial’s segregated and mutual funds. These products are marketed through a distinctive, multi-channel distribution model composed of the exclusive CSF, SLF Long Term Care Specialists, and a wholesale distribution channel consisting of partnerships with investment dealers, mutual fund dealers, managing general agents and other insurance companies.
Individual Insurance & Investments’ earnings increased to $572 million in 2005 from $511 million in 2004. These increased earnings were a result of improved mortality experience of $18 million, reduced unit expenses which improved earnings $17 million and an increased contribution of $21 million from CI.
Individual life and health insurance sales were up 11% over 2004 from $136 million to $151 million. In particular, wholesale insurance sales grew from $8 million in 2004 to $20 million due to new distribution partnerships and renewed product offerings. Long-term care insurance also experienced double-digit growth, benefiting from growth in the number of specialists.
Consumer preference for market-based funds, due to strong market performance and lower interest rates, resulted in increased segregated fund and mutual fund deposits but lower premiums from guaranteed products.
Earnings from the Company’s investment in CI Financial are included in the results of SLF Canada’s Individual Insurance & Investments unit. Common shareholders’ net income from the Company’s 35% ownership interest in CI Financial was $106 million after tax in 2005, up 25% from 2004. As one of Canada’s largest investment fund companies, CI Financial had AUM of $71.7 billion as at December 31, 2005, up $3.9 billion over the prior year. The increase in CI Financial’s earnings and AUM was due to both net sales and growth in the market value of assets. As an important contributor to CI Financial’s growth, the CSF accounted for 37.5% of the retail net sales of CI Financial’s funds.
Group Benefits
SLF Canada’s Group Benefits business unit is a leading provider of group life and health insurance products in Canada, providing services to more than 10,000 employers. The business unit has a market share of approximately 21% based on premium and premium equivalents, and provides life, dental, drug, extended health care and disability benefit programs to employers of all sizes. SLF Canada competes on the strength of its scale, product and service offerings, regional delivery model, industry-leading technology and the innovative Total Benefits offering. Group Benefits products are marketed and distributed across Canada by experienced sales representatives in cooperation with independent brokers and benefit consultants.
In 2005, Group Benefits focused on reinforcing the foundation of its business through customer focused initiatives leading to service excellence and laid the groundwork for an innovative health and disability management strategy called Healthy ReturnsTM. This focus allowed Group Benefits to retain key clients, including the Ontario Hospital Association.
Group Benefits’ 2005 common shareholders’ net income decreased slightly to $246 million from $252 million in 2004.
Group Benefits recognized continued growth through its Total Benefits offering, which integrates Group Benefits and GRS client interfaces. The launch of the Plan Advisor website improved the integration of services between the business units, enhancing the customer experience. Total

Sun Life Financial Inc.	15

Management’s Discussion and Analysis
Benefits also partnered with best-in-class pension, payroll and human resources information system suppliers to provide one-stop service for clients.
Sales, measured by annualized premiums and premium equivalents, increased 39% to $295 million in 2005 from $212 million in 2004. The increase reflected the addition of several large cases. Client retention also remained strong, with cancellation rates at less than 3% of premium and premium equivalents. Business in-force increased by 9% to $5.2 billion at December 31, 2005.
Group Retirement Services & Institutional Investments (GRS&II)
SLF Canada’s GRS&II business unit consists of the GRS operation as well as the Company’s 56% ownership interest in McLean Budden Limited, a premier institutional provider of investment management services in Canada. GRS is the largest provider of funding and recordkeeping services to defined contribution pension plans in Canada(1). GRS also offers other group retirement services and products, group annuity policies to fund defined benefit pension plans, fixed rate annuities, group life annuities and pensioner payroll services. With its strength in product and investment offerings, plan sponsor and member services, and technological capabilities, GRS is well equipped to meet the complex plan and service requirements of medium to large organizations, while still being able to provide cost effective solutions to the small employer market. GRS had a 31% market share(1) in Canada based on defined contribution plan AUM, and its products covered over 1.2 million plan participants at the end of 2005. GRS’s products and services are distributed through pension consultants, brokers and advisors.
GRS&II net income increased by $13 million in 2005 to $145 million from $132 million in 2004, primarily due to increased earnings from fee-based businesses. AUM grew by 12% due to strong sales results and improved equity markets.
In 2005, GRS continued its focus on sales, asset retention and improving the client, advisor and member experience. It led the Canadian industry in total market activity wins with over $1.9 billion in sales and retained member assets. GRS successfully completed the implementation of the Deferred Profit Sharing Plans (DPSP) for employees of the Canadian operations of the Magna International Inc. group of companies (Magna). The addition of the DPSP plan makes Sun Life Financial the sole provider of group retirement services to all of Magna’s Canadian employees. Magna’s DPSP is one of the largest defined contribution plans to change providers in Canada.
GRS payout annuity premiums increased by $60 million in 2005 to $89 million from $29 million in 2004, while guaranteed annuity premiums decreased by $49 million in 2005 to $341 million from $390 million in 2004 as participants continued to shift their contributions towards market-based products over guaranteed funds.

(1)	As measured by Benefits Canada magazine’s 2005 Defined Contribution Plan Survey.

Sun Life Financial Inc.	16

Management’s Discussion and Analysis
SLF U.S.

Business Profile
SLF U.S. focuses on the delivery of innovative wealth accumulation and protection products to individuals and businesses. SLF U.S. has three operating units: Annuities, Individual Life insurance for affluent consumers and business owners, and Group Life, disability and stop-loss insurance for employers.
•	The Annuities business unit offers variable annuities, fixed annuities, private placement variable annuities for high net worth clients, equity-indexed annuities and investment management services

•	The Individual Life business unit offers single and joint universal life and variable universal life, corporate-owned and bank-owned life insurance (COLI/BOLI) and variable universal life for high net worth clients

•	The Group Life & Health business unit offers group life insurance, short-term and long-term disability insurance and medical stop-loss insurance

Industry Profile
The life, health and annuity insurance markets in the United States of America comprise a large number of industry players. Ongoing consolidation has led to dominance by the top 10 competitors, representing over half of the overall market share. The marginalization of smaller players creates potential acquisition opportunities for larger, better-capitalized organizations.
The aging of the baby boomer population, which now exceeds 75 million in the United States of America, provides significant opportunities for SLF U.S. An increasing number of Americans are entering retirement, at a time when life expectancy is on the rise. Together with heightened consumer awareness of the value of asset allocation and diversification, and shifts in corporate retirement programs, these trends provide a significant opportunity for both wealth accumulation and protection products.
The employee benefits marketplace continues to be dominated by issues associated with rising health care costs. To try to control the cost of corporate benefit programs, employers are increasingly shifting the costs of benefits to employees. Opportunities exist for group carriers who can successfully attract a share of employee dollars allocated to benefits.
Competitive Position (1)
SLF U.S. is a provider of products and services in the U.S. annuity and high-end specialty insurance markets:
•	#2 in individual universal life average face amount issued, demonstrating SLF U.S.’s competitiveness in the affluent market segment

•	#3 in medical stop-loss insurance based on business in-force
Strategy
SLF U.S.’s long-term strategy is to achieve a top 10 market rank in selected markets through the following initiatives:
•	Enhancing distribution capabilities and productivity

•	Achieving recognition as a product and solution expert by leveraging customer knowledge, risk management and investment expertise

•	Strengthening operational scale and efficiency by the implementation of a service centre multi-site strategy

•	Focusing on deeper penetration into existing distributor networks and adding specialty distributors

•	Extending product range, distribution and market reach in all core business lines

•	Pursuing bolt-on acquisitions and joint ventures for scale efficiency and enhanced growth

(1)	Competitive statistics are based on published information at and for the year ended December 31, 2005, or the information available for the latest period before December 31, 2005.

Sun Life Financial Inc.	17

Management’s Discussion and Analysis
2005 Accomplishments
•	Grew earnings by 36% on a US dollar basis and increased ROE to 12.9%, 250 basis points over 2004 levels

•	Increased Group Life & U.S. Health business in-force to over US$1.0 billion by December 31, 2005, an increase of 19% over December 31, 2004

•	Achieved record net sales of US$153 million in Group Life & Health, up 45% from 2004

•	More than doubled the number of Annuities wholesale distributors to 78 at December 31, 2005

•	Introduced a number of new product enhancements to the Sun Life Financial Masters annuity product portfolio, including withdrawal-benefit-for-life and refund-of-fees features

•	Achieved high net worth new premium and deposits of US$32 million in individual life and US$104 million in annuity, a combined increase of 109% from 2004

•	Achieved US$165 million of COLI new premium deposits, a 193% increase from 2004

•	Issued US$900 million of fixed annuity backed medium term notes

•	Received the Financial Intermediary Post-Sale award for 2005, the highest post sale service award given by Dalbar

•	Implemented an innovative structure to deal with U.S. statutory reserve requirements for the no-lapse guarantee on universal life products (known as regulation AXXX), which reduces the company’s costs of funding
2006 Priorities
•	Achieve variable annuity growth

•	Enhance Individual Life sales growth within the existing distributor network by more than doubling the number of account relationship managers, expanding distribution reach to new channels, and extending the geographic reach and range of product offerings

•	Continue to improve Individual Life new business and underwriting operational efficiencies

•	Gain market share in larger case and employee-paid group insurance market

•	Build payout annuity capabilities to capitalize on demographic trends and to position for future growth of this business

•	Continue service centre cost improvement initiatives

•	Pursue bolt-on acquisitions for scale efficiencies and enhanced growth

Sun Life Financial Inc.	18

Management’s Discussion and Analysis
Financial and Business Results
For the year ended December 31, 2005, SLF U.S. reported earnings of $495 million, up $104 million, or 27%, from 2004. The strengthening of the Canadian dollar against the U.S. dollar during 2005 decreased earnings by $36 million based on 2004 exchange rates.
On a U.S. dollar basis, earnings increased US$109 million to US$409 million from US$300 million in 2004, primarily due to improved interest rate spreads which contributed US$21 million, higher income from equity markets which increased earnings by US$40 million after tax and lower costs of funding universal life reserves for U.S. regulatory purposes which helped improve individual life earnings by US$19 million. Revenue for the year was US$7.5 billion, up US$294 million, or 4%, from 2004, as the increase in investment product sales more than offset a decline in fixed and equity-indexed annuity sales.
SLF U.S.’s ROE(1) improved to 12.9% in 2005 from 10.4% in 2004 as a result of higher earnings and the benefits of continued capital efficiency measures.
Outlook
The U.S. marketplace faces increasing levels of competition, regulation and consolidation. The core business units of SLF U.S. will benefit from scale efficiencies resulting from service centre improvements, the organic growth from distribution expansion and external growth from joint ventures and acquisitions.

Summary Statement of Operations
(C$ millions)	2005	2004	2003

Premiums	6,246	6,465	6,666
Net investment income	2,298	2,355	2,433
Fee income	617	609	564

Total revenue	9,161	9,429	9,663
Client disbursement & change in actuarial liabilities	6,993	7,330	7,709
Commissions & other expenses	1,560	1,652	1,552
Income taxes	113	55	97
Non-controlling interests in net income of subsidiaries	(1)	–	–
Par policyholders’ income (loss)	1	1	2

Common Shareholders’ Net Income	495	391	303

Selected Financial Information
(US$ millions, except as noted)

Earnings by Business Unit
Annuities	268	184	111
Individual Life	100	81	77
Group Life and Health	41	35	30

Total	409	300	218

Total revenue	7,539	7,245	6,887
Common shareholders’ net income	409	300	218
ROE	12.9%	10.4%	7.3%
Total AUM (US$ billions)	58.4	56.1	52.7

Results by Business Unit
Annuities
The SLF U.S. Annuities business unit is an integral part of the Company’s growth platform in the United States. SLF U.S. provides fixed, variable and equity-indexed annuity products and investment management services. The product portfolio is supported by broad distribution, product and solution capabilities arising from a combination of market focus and expertise in investment and risk management. The Annuities business unit includes SLF U.S.’s distribution subsidiaries, Sun Life Financial Distributors, Inc. (SLFD), Independent Financial Marketing Group, Inc. (IFMG) and its investment management company, Sun Capital Advisers LLC.
Annuity earnings improved to US$268 million, up 46% from 2004. The increase was primarily due to improved fixed annuity interest rate spreads which contributed US$21 million and higher income from equity markets which increased earnings US$40 million. Improvements in fixed annuity spreads were the result of interest rate management, higher investment income and favourable credit experience.
Overall annuity sales for 2005 of US$3.4 billion, excluding the US$900 million from the issue of MTNs in 2005, were down 17% from 2004, primarily due to reduced equity- indexed annuity sales, which decreased 38% from a year ago. This decline reflected an increasingly competitive and dynamic environment.
Fixed annuity sales of US$337 million decreased 29% from 2004, as the low interest rate environment continued to challenge the sales of fixed income products.
Variable annuity sales increased slightly to US$2.1 billion in 2005 from US$2.0 billion in 2004 primarily due to higher sales of private placement variable products.
At December 31, 2005, total AUM were US$42.3 billion, flat from a year ago.
Individual Life
SLF U.S.’s Individual Life business unit serves high net worth individuals and business owners through competitively priced, high-quality products including single and joint universal life, corporate-owned and bank-owned life insurance and private placement variable universal life products. The business unit accesses its target customers through general agents and third-party intermediaries.
Individual Life continued to deliver solid performance in 2005. Earnings were US$100 million compared to US$81 million in 2004. The increase of US$19 million was driven by reductions in costs of funding universal

(1)	ROE for the business segments is a non-GAAP measure. For additional information see “Non-GAAP Financial Measures” on page 12.

Sun Life Financial Inc.	19

Management’s Discussion and Analysis
life products using the innovative AXXX funding structure.
Sales, excluding specialty product sales (COLI, BOLI and Private Placement Variable Universal Life and offshore), were up 10% over 2004. The increase reflected the introduction of re-priced universal life single and joint life products. High net worth private placement variable universal life sales grew to US$32 million, an 88% increase from 2004, due to expanded distributor relationships and increased market awareness of the three-year-old product. COLI sales were up by US$25 million, or 106%, in 2005. BOLI sales were down by US$75 million due to the extremely competitive BOLI large case market during 2005.
Group Life & Health
SLF U.S.’s Group Life & Health business unit currently provides customer-focused products and services to meet the group insurance needs of small to medium-sized companies. Growth strategies include expanding into the larger case and employee-paid markets. Group Life and Health leverages its strong underwriting expertise and extensive distribution capabilities to provide group life, long-term and short-term disability and medical stop-loss insurance to nearly 6 million group plan members. The business unit’s group insurance products are marketed and distributed by its 129 sales representatives in 24 regional sales offices in the United States. These representatives maintain close relationships with independent brokers and consultants who deal directly with employers.
Group Life & Health earnings in 2005 were US$41 million, an increase of 17% over 2004. The increase was primarily due to a larger block of business in-force. The operating expense-to-insurance premium ratio held steady at 14% in 2005 compared to a year ago.
Revenue for the year increased to US$924 million, up US$138 million, or 18%, from 2004 primarily driven by higher sales from sales force expansion.
Business in-force as of December 31, 2005 increased to over US$1.0 billion, up 19% from December 31, 2004. A reputation for quality service and the financial strength of the Company resulted in a persistency rate of 82%.

Sun Life Financial Inc.	20

Management’s Discussion and Analysis
MFS

Business Profile
MFS is a global investment management company which offers products and services that address the varying needs of investors over time. Individual investors have access to a broad selection of financial products, including mutual funds, variable annuities, separate accounts, college and retirement savings plans, and offshore investment products. These products are distributed through financial intermediaries that provide sales support, product administration and client services. MFS services institutional clients by providing asset management services for corporate retirement plans, separate accounts, public or government funds, and insurance company assets. Institutional clients are serviced through a direct sales force and a network of independent consultants. As at December 31, 2005, the Company’s ownership interest in MFS was 98%, with the remainder owned by MFS’s employees.

Industry Profile
The global investment management industry is exceedingly competitive, driven by high standards for investment performance and customer service. Individual and institutional investors alike demand a wide array of investment options, as they look for greater absolute returns. Investors have also forced changes in the distribution systems with their focus on greater transparency and disclosure. Increasingly, the industry is migrating toward open architecture platforms that place more emphasis on relative performance. Along with these competitive pressures, the industry is also faced with higher levels of regulation.
Competitive Position(1)
With total AUM of US$162 billion as at December 31, 2005, MFS is a leading player in the domestic U.S. market and a growing player in the global market:
•	12th largest U.S. retail mutual fund company based on long-term AUM of US$75 billion at December 31, 2005

•	5th largest investment manager of variable annuity assets, with US$29 billion under management at September 30, 2005

•	Over 25% of gross sales are now sourced from non-U.S. retail and institutional clients

•	Serves over 6 million investor accounts through 15 global offices
Strategy
•	Deliver superior long-term investment performance built on the strength of disciplined investment research

•	Achieve a balanced business model, servicing the needs of individual and institutional investors, in the U.S. and globally

•	Improve position in the U.S. retail distribution channel by developing superior products and offering quality service and value-added sales support

•	Diversify the mix of AUM across the full range of asset categories

•	Capitalize on efficient operating infrastructure

2005 Accomplishments
•	Gross sales across all products increased 31.5% over 2004 to US$38.8 billion

•	Returned to positive net flows in aggregate with over US$7.5 billion in 2005

•	Lipper Inc.(2) ranked 67% and 69% of funds in the top half of their respective categories for 3-year and 5-year performance

•	Consolidated multiple offshore retail fund groups into one family registered in Luxembourg with US$7 billion in AUM

•	Continued expansion of asset allocation mutual fund product line with the launch of 5 target maturity lifetime funds
2006 Priorities
•	Improve and sustain long-term investment performance

•	Realign distribution organization into three channels: retail, advisor and institutional

•	Achieve positive net flows through organic growth in the retail channel and improve net flows in the institutional distribution channel in the U.S. and globally

(1)	Competitive statistics are based on published information at and for the year ended December 31, 2005, or for the latest period before December 31,2005.

(2)	Lipper Inc. is an independent company providing mutual fund analysis and benchmarking services.

Sun Life Financial Inc.	21

Management’s Discussion and Analysis
Financial and Business Results
MFS common shareholders’ net income for 2005 rose $65 million, or 57%, from the prior year. Operating earnings(1) were up $6 million, or 3.5%, from 2004 levels in spite of the strengthening of the Canadian dollar against the U.S. currency, which decreased MFS’s earnings by $13 million based on 2004 exchange rates. On a U.S. dollar basis, operating earnings grew by US$14 million, or 10.5%, to US$147 million in 2005.
AUM ended 2005 at US$162 billion, an increase of 11.0% for the year with both positive net flows of US$7.5 billion and positive market action of US$8.6 billion contributing to the growth. Average net AUM increased by 9% to US$151 billion in 2005, up from US$138 billion in 2004.
Revenue for the year of US$1,360 million was up 4.1% from a year ago on higher average net assets. Year-over-year advisory revenue growth of 8% was consistent with the increase in average net assets; however lower distribution fees on mutual fund products and the impact of a US$25 million reduction in fees as a result of the regulatory settlement reported in 2003 diminished the overall growth in revenues. Higher operating earnings and relative revenue margins reflected scale improvements in the institutional product lines as well as benefits from infrastructure changes over the past two years.
Gross sales were strong in 2005, growing 31.5% to US$38.8 billion. Over 50% of sales came through traditional institutional product lines, subadvised insurance assets and structured fixed income products.
MFS’s total net flows were consistently positive throughout most of 2005. The full year total for 2005 of US$7.5 billion net inflows was a significant turnaround from the 2004 net outflows of US$8.9 billion. During 2005, the strength in institutional product lines more than offset continuing net outflows in U.S. retail mutual funds and Sun Life Financial variable annuity products managed by MFS.

Summary Statement of Operations

(C$ millions)	2005	2004	2003

Total revenue	1,648	1,700	1,684
Commissions & other expenses	1,355	1,471	1,727
Income taxes	110	108	5
Non-controlling interests in net income of subsidiaries	4	7	(5)

Common Shareholders’ Net Income (Loss) – Reported	179	114	(43)
Plus: Regulatory settlement provisions	–	59	211

Common Shareholders’ Net Income - Operating	179	173	168

Selected Financial Information

(US$ millions, except as noted)

Total revenue	1,360	1,306	1,206
Common shareholders’ net income
- Reported	147	88	(39)
- Operating	147	133	121
Sales (US$ billions)
Gross	38.8	29.5	34.2
Net	7.5	(8.9)	4.2
AUM (US$ billions)	162	146	140
Average net assets (US$ billions)	151	138	125

Outlook
Positive net flows are expected to increase in 2006 with continued strong growth of institutional business lines and a return to positive net flows in U.S. retail mutual funds by the end of 2006. Positive net flows, combined with stable equity markets, should produce a healthy organic growth in overall AUM.
Continued sales growth will put pressure on wholesaling costs and dealer commission expenses. Though investments in technology infrastructure and regulatory compliance will continue, the rate of expense growth should decline from recent years. MFS management expects the growth in assets and revenue in 2006 to produce consistent improvements in operating earnings and margins.

(1)	Operating earnings for 2004 excluded a $59 million charge for regulatory settlement.

Sun Life Financial Inc.	22

Management’s Discussion and Analysis
SLF ASIA

Business Profile
SLF Asia operates through subsidiaries in the Philippines, Hong Kong and Indonesia, and through joint ventures with local partners in India and China. It provides individual life insurance products and services in all operations, and savings, retirement and pension products and services in India, the Philippines and Hong Kong. Group insurance is offered in India, the Philippines, Hong Kong and China.

Industry Profile
SLF Asia competes in environments ranging from well-developed markets in the Philippines to largely state-dominated, emerging markets in India and China. Life insurance penetration(1) ranges from almost 8% in Hong Kong to under 1% in Indonesia, underscoring the significant opportunity for future sales. Competition is increasingly intense in the emerging markets as multi-national insurers look to Asia for growth opportunities. As China lifts restrictions and opens its market further, the Company expects the pace of expansion of foreign insurance companies in the country to accelerate.
Competitive Position (2)
SLF Asia has already achieved a strong regional presence:
•	2nd in individual life insurance by total premiums in the Philippines

•	7th in individual life insurance by in-force premiums in Hong Kong (including CMG Asia)

•	4th in the private sector for the protection business and 5th in wealth management business in India, based on first-year premiums and AUM, respectively
Strategy
•	Develop SLF Asia into a significant long-term revenue and earnings growth operation, focusing on becoming or remaining a market leader in a select number of geographies

•	Build multiple distribution channels that can deliver innovative products that meet customer needs

•	Provide a customer service focused operation

2005 Accomplishments
•	On October 18, 2005, the Company acquired CMG Asia, moving Sun Life Financial Hong Kong to the #7 position from #19 in 2004 and increasing its market share from 1.5% to 3.9% based on in-force individual life premiums

•	The Hong Kong operations also strengthened its distribution network by forming a new bancassurance partnership in Hong Kong with China Construction Bank Corporation (CCB)

•	In September, SLF Asia’s China joint venture started selling life insurance products in its third China city location, Hangzhou, the capital of the Zhejiang province. It also entered the group insurance business in late 2005

•	SLF Asia’s India wealth management joint venture acquired the Indian mutual funds assets of Alliance Capital Mutual Funds, adding $350 million in AUM

•	The Philippines diversified its distribution network by establishing a joint venture with Standard Chartered Bank
2006 Priorities
•	Fully integrate CMG Asia operations with Sun Life Financial’s existing Hong Kong operations, capitalizing on the expanded distribution capacity and synergies created by the acquisition

•	Rapidly expand the India life insurance joint venture branch network by opening 50 new branches and increasing the number of agents to 20,000

•	Launch operations in two important cities in China – Shanghai and Nanjing

•	Enhance customer service capabilities throughout the region, to provide effective and efficient services that meet the needs of the various market segments

•	Achieve individual sales growth in excess of 50% with Hong Kong nearly double the 2005 level and significant growth in India and China.

(1)	Premium as percentage of Gross Domestic Product. Source: Swiss Re – Sigma, volume 2/2005.

(2)	Competitive statistics are based on published information at and for the year ended December 31, 2005, or the information available for the latest period before December 31, 2005.

Sun Life Financial Inc.	23

Management’s Discussion and Analysis
Financial and Business Results
SLF Asia contributed $42 million in shareholders’ net income for the year ended December 31, 2005, a decline of $3 million from the prior year. Excluding CMG Asia net integration costs, operating earnings were largely unchanged from 2004. Favourable tax resolutions of $13 million in the Philippines were offset by increased investments in business development, greater lapses which reduced earnings by $4 million, additional foreign exchange losses of $3 million and higher new business strain.
SLF Asia’s premium revenue increased by 4% to $524 million in 2005, mainly as a result of the increase in premiums from the CMG Asia acquisition. The increase was partially reduced by the unfavourable currency impact of $37 million from the stronger Canadian dollar. Investment income increased $38 million, or 20.5%, from a year ago on a larger asset base. The increase was partly offset by the $14 million unfavourable currency effect of a strengthened Canadian dollar relative to 2004 exchange rates. AUM of $7.3 billion nearly tripled from a year ago due to the acquisition of CMG Asia.

Summary Statement of Operations
($millions, except as noted)	2005	2004*	2003*

Premiums	524	506	439
Net investment income	223	185	168
Fee income	12	3	4

Total revenue	759	694	611
Client disbursements & change in actuarial liabilities	499	470	400
Commissions & other expenses	201	165	162
Income taxes	17	14	12

Common Shareholders’ Net Income	42	45	37

Selected Financial Information

Sales – New annualized premiums
Individual life **	261	239	128
Total AUM ($ billions)	7.3	2.5	2.1

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Notes 2 and 4 to SLF Inc.’s 2005 Consolidated Financial Statements.

**	Includes 100% of sales for joint ventures. Individual life sales would be $181 million, $162 million and $97 million for 2005, 2004 and 2003, respectively, if joint venture sales were included at 50%.
Operations by Business unit
Philippines
Sun Life Financial has been operating in the Philippines for over 100 years. With a solid reputation, the Company was #2 in the life insurance market by total insurance premiums, #3 in mutual funds by AUM, and #3 in sales of savings plans through November 2005 based on initial contributions. The Sun Life Financial brand is strong in the high-end market in the Philippines, and is recognized for its professional agency force, quality business and high service standards. The Company is also known for risk management leadership, witnessed by its ability to leverage robust risk management practices and financial strength to capitalize on opportunities in the marketplace.
Hong Kong
SLF Asia’s Hong Kong operations offer traditional and unit-linked products to the mass affluent market in Hong Kong through a multi-channel distribution system that includes career agency, bancassurance and broker/independent financial advisors. With the completion of the CMG Asia acquisition, the career agency force expanded to over 1,700 agents and the customer base grew from 100,000 to 350,000. The Company also expanded its Hong Kong product portfolio to include group life and medical, and pension businesses.
Indonesia
SLF Asia’s Indonesia operations distribute traditional and unit-linked individual life insurance, largely through a career agency distribution system. A bancassurance partnership with Citibank was established in the fourth quarter of 2005, providing another complementary distribution vehicle. The Company was ranked #3 for unit-linked products, #18 for traditional products and #7 overall based on first-year premiums for the first 9 months of 2005.
With a 40% increase in average case size, 2005 sales in local currency increased by 34% over 2004. The demand for unit-linked products was high, with new business growing 186% over 2004, compared to a decrease of 59% in new premiums for traditional products over the same period.
India
Birla Sun Life Insurance Company Limited (Birla Sun Life), the Company’s insurance joint venture in India, ranked #5 in the overall market and #4 in the private sector in individual life insurance and total sales for the period ended December 2005. It markets a full array of individual life insurance, group insurance and group savings products to the affluent market segment through three distribution channels: its career agent sales force which is approaching 14,000, bancassurance arrangements and corporate agents. Birla Sun Life’s group insurance and pension clients include several of the largest local companies as well as multi-national corporations in India.
Birla Sun Life Asset Management Company Limited, the Company’s asset management joint venture in India, ranked 5th in the marketplace amongst private players, based on AUM as at December 2005. It markets a full array of mutual fund products to the middle income consumer market and corporate accounts in India through a network of over 2,000 distributors. The acquisition of the Indian mutual fund business of Alliance Capital Mutual Funds in September added approximately 10% to the AUM.

Sun Life Financial Inc.	24

Management’s Discussion and Analysis
The Company’s joint ventures partner, the Aditya Birla Group, is one of India’s largest conglomerates and enjoys strong brand recognition in India. This strong market presence has been an integral contributor to the life and mutual fund operations’ success.
China
Sun Life Everbright, the Company’s joint venture in China, sells individual and group products to individuals and organizations in Tianjin, Beijing, and the Zhejiang province in China. The operation continues to develop a multi-channel distribution model that combines a direct sales force for individual and group business, and third-party distribution arrangements with banks and Tianjin Post for single-premium savings business.

Sun Life Financial Inc.	25

Management’s Discussion and Analysis
CORPORATE

Business Profile
Corporate includes the results of SLF U.K., the active Reinsurance business unit and run-off reinsurance as well as investment income, expenses, capital and other items not attributable to the Company’s other business groups.

2005 Accomplishments
•	Continued to optimize capital with additional capital repatriated from SLF U.K.

•	Reinsurance business unit maintained its position as one of the leaders in the North American life retrocession market with a 30% market share of the in-force business and secured several large in-force mortality blocks resulting in a year-over-year sales increase of 50%

•	Purchased and cancelled approximately 13.2 million common shares for $544 million as part of a share repurchase program. This level of repurchase exceeded the Company’s stated objective of $500 million for 2005
2006 Priorities
•	Continue to enhance shareholder value through capital optimization and productivity improvements

•	Leverage reinsurance capabilities in other parts of the organization

•	Continue to expand the Reinsurance business unit’s European operations

Financial and Business Results
For the year ended December 31, 2005 Corporate reported common shareholders’ net income for the full year of $164 million, $71 million lower than in 2004. Favourable results of $19 million in SLF U.K. and foreign exchange gains of $74 million on the repatriation of capital from the U.K. were more than offset by reserve strengthening of $34 million and worse mortality of $32 million in Reinsurance, CMG Asia integration costs of $9 million, the $51 million loss on the disposition of Cuprum and higher project costs of $28 million in 2005.

Summary Statement of Operations*
($ millions)	2005	2004**	2003**

Premiums	856	962	1,241
Net investment income	791	725	599
Fee income	45	58	69

Total revenue	1,692	1,745	1,909
Client disbursements & change in actuarial liabilities	1,261	1,394	1,284
Commissions & other expenses	334	316	459
Income taxes	(94)	(207)	(79)
Non-controlling interests in net income of subsidiaries	3	7	8
Dividends paid to preferred shareholders	24	–	–

Common Shareholders’ Net Income	164	235	237

Selected Financial Information Earnings by Business Unit
SLF U.K.	192	173	203
Reinsurance	5	72	56
Corporate Other	(33)	(10)	(22)

Total	164	235	237

*	Including consolidation adjustments related to activities between segments.

**	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Notes 2 and 4 to SLF Inc.’s 2005 Consolidated Financial Statements.

Sun Life Financial Inc.	26

Management’s Discussion and Analysis
Results by Business Unit
SLF U.K.
SLF U.K. no longer offers products to new customers. The in-force life and pension policies constitute a run-off block of business which is managed by a small corporate governance team, with most operating functions outsourced to external service providers.
For the year ended December 31, 2005, SLF U.K. earned $192 million compared with $173 million in the prior year. Lower policy review and other provisions of $41 million and the absence of the previous year’s adverse claims experience in the group life business improved earnings $20 million. These increases more than offset the impact of strengthening expense reserves of $6 million and the weakening of the British pound sterling against the Canadian dollar which reduced 2005 earnings by $15 million at 2004 rates. The 2005 results included a $34 million contribution to earnings from the recognition of future tax assets. The group life business has now substantially run off, following the sale of the renewal rights to this business in 2003.
SLF U.K. continues to focus on managing its expenses as the in-force block of business runs off. In 2005, SLF U.K. undertook a number of initiatives to reduce ongoing expenses including additional outsourcing arrangements. As the in-force block continues to decline, expense reduction will continue to be a management focus.
Reinsurance
The active Reinsurance business unit provides customized reinsurance and risk management solutions, primarily for the life retrocession business. It enjoys a leadership position in the North American retrocession market with a 30% market share and has an expanding presence within the European market.
For the year ended December 31, 2005, the Reinsurance business unit earned $5 million compared with $72 million in the prior year. A combination of reserve strengthening in 2005 and more favourable mortality experience in 2004 resulted in the earnings decline.
In 2005, the Reinsurance business unit capitalized on industry consolidation by acquiring several large in-force mortality blocks of business, increasing sales by 50%. While these opportunities are not likely to reoccur, the operation will continue to seek one-off opportunities with appropriate risk profiles that provide attractive returns.
The Reinsurance business unit continues to expand its European operations with a focus on the life, critical illness and longevity lines of business. Between 2003 and 2005, the business mix of its life and critical illness business from Europe increased from 6% to 8% of the unit’s total business. Total Canadian in-force business also increased as a result of mortality blocks written in Canada in 2005.
To position itself for profitable future growth, the Reinsurance business unit will continue to focus on improving operational and organizational efficiency, and increasing its reinsurance capacity.
Corporate Other
This business area includes investment income, expenses, capital and items not allocated to Sun Life Financial’s other segments, as well as the Company’s run-off reinsurance business which consists mostly of accident and health reinsurance business.
For the year ended December 31, 2005, Corporate Other had a loss of $33 million compared with a loss of $10 million in the prior year as higher foreign exchange gains of $74 million on the repatriation of capital were more than offset by the $51 million loss on the disposition of Cuprum, higher project costs of $28 million and costs of $9 million related to the integration of CMG Asia.

Sun Life Financial Inc.	27

Management’s Discussion and Analysis
CORPORATE DEVELOPMENTS
The following significant developments occurred in 2005.
Corporate Reorganization
On January 4, 2005, Sun Life Financial completed a reorganization under which most of its asset management businesses in Canada and the United States, including the majority of its U.S. annuities business, were transferred to Sun Life Financial Corp., a subsidiary of SLF Inc. The reorganization positions Sun Life Financial to benefit from the capital guideline, Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued by OSFI in July 2005.
Sale of Cuprum
On August 26, 2005, the Company sold its 31.72% interest in Cuprum for $130 million. As a result of the transaction, the Company took a $51 million charge to earnings primarily arising from the depreciation of the Chilean peso against the Canadian dollar since the interest was acquired in 1998. The sale was consistent with the Company’s ongoing focus on building scale in core strategic markets and exiting those where it does not have a meaningful presence. Additional information on the transaction is available in Note 3 to SLF Inc.’s 2005 Consolidated Financial Statements.
Share Repurchase Program
SLF Inc. continued its share repurchase program in 2005 with the repurchase and cancellation of 13,230,736 common shares at a cost of $544 million. On January 10, 2006, SLF Inc. announced its repurchase program for 2006 for the purchase of up to 5% of its outstanding common shares, starting January 12, 2006.
Increased Quarterly Shareholder Dividends
In 2005, SLF Inc. increased its quarterly common share dividend by 16%, reflecting the Company’s strong financial performance, continued capital strength and positive outlook for the Company’s future. The quarterly dividend payout per common share was increased from $0.22 to $0.24 in the first quarter of 2005, and from $0.24 to $0.255 in the third quarter of 2005.
On December 8, 2005, SLF Inc. announced a change in the payment date for its third quarter 2005 dividend for common shares and Class A Preferred Shares from December 30, 2005 to January 3, 2006. This change was made to enable Canadian shareholders to take advantage of the announced Canadian legislation which, if passed, will reduce the effective income tax rate on dividend income for individual taxpayers starting in January 2006.
On February 9, 2006, the Board of Directors approved an additional 7.8% increase in the quarterly dividend to $0.275 per share.
Financing Arrangements
The Company routinely reviews its financing arrangements to enhance its capital efficiency and optimize its capital structure. Two series of Class A non-cumulative preferred shares were issued by SLF Inc. in 2005 and an additional series of Class A non-cumulative preferred shares was issued on January 13, 2006. Also, in June 2005, Sun Life Assurance redeemed all of its outstanding Class E Preferred Shares.
On November 23, 2005, SLF Inc. issued $600 million of Series A Senior Unsecured 4.8% Fixed/Floating Debentures due November 23, 2035.
Additional details of these transactions can be found on page 40 in this MD&A in the “Capital Structure” section under the heading “Financial Position and Liquidity” and in Notes 11 and 15 to SLF Inc.’s 2005 Consolidated Financial Statements.

Sun Life Financial Inc.	28

Management’s Discussion and Analysis
CRITICAL ACCOUNTING ESTIMATES
SLF Inc.’s significant accounting and actuarial policies are described in detail in Notes 1, 2, 6, 7 and 10 to its 2005 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain under these policies. The estimates described below are considered particularly significant to understanding the Company’s financial performance. As part of the Company’s financial control and reporting, judgments involving assumptions and estimates are reviewed internally, by SLF Inc.’s independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of the Company’s financial results.
BENEFITS TO POLICYHOLDERS
The Company’s benefit payment obligations over the life of its annuity and insurance products are determined by internal valuation models and are recorded in its financial statements, primarily in the form of actuarial liabilities. The determination of the value of these obligations is fundamental to the Company’s financial results and requires management to make certain assumptions about mortality and morbidity rates, policy terminations, equity market performance, interest rates, asset default, inflation, expenses and other factors over the life of its products.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.
With the passage of time and resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually and revisions are made where deemed necessary and prudent.
The following table summarizes the significant factors affecting the determination of policyholders’ benefits, the methodology on which they are determined, and their significance to the Company’s financial conditions and results of operations:

Critical Accounting	Determination Methodology and		Financial Significance
Estimate	Assumptions		(measured as at December 31, 2005)
Mortality – the rate of death for a defined group of people	• • • •	Generally based on the Company’s average five-year experience
Industry experience considered where the Company’s experience is not sufficient
Rates on annuities, where lower mortality rates result in an increase in actuarial liabilities, are adjusted to reflect estimated future improvements in lifespan
Rates for life insurance contracts do not reflect any future improvement that might be expected
• •	For products for which higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $80 million
For products for which lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would decrease net income by $40 million

Morbidity – both the rates of accident or sickness, and the rates of subsequent recovery for defined groups of people	• • • •	Generally based on the Company’s average five-year experience
Industry experience considered where the Company’s experience is not sufficient
Long-term care and critical illness insurance assumptions developed in collaboration with reinsurers and largely based on their experience
For those benefits where the Company or industry experience is limited, larger provisions for adverse deviation are included
		•	For products for which the morbidity is a significant assumption, a 1% adverse change in that assumption would reduce net income by $16 million

Sun Life Financial Inc.	29

Management’s Discussion and Analysis

Critical Accounting		Determination Methodology and		Financial Significance
Estimate		Assumptions		(measured as at December 31, 2005)
Policy Termination Rates – the rates at which policies terminate prior to the end of the contractual coverage periods	• • • •	Generally based on the Company’s average five-year experience
Industry studies used where the Company’s experience is not sufficient
Rates may vary by plan, age at issue, method of premium payment and policy duration
Assumptions for premium cessation occurring prior to termination of the policy required for universal life contracts
• •	For individual life insurance products for which fewer terminations would be financially adverse to the Company, net income would decrease $93 million if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums)
For products for which more terminations would be financially adverse to the Company, net income would decrease $81 million if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums)
Equity Markets – the value of the Company’s policyholder obligations for certain products is dependent on assumptions about the future level of equity markets	•	The calculation of actuarial liabilities for equity market-sensitive products includes adequate provisions to absorb moderate changes in rates of equity market return with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries
• •	For participating insurance products, a portion of the effect of changes in equity market movements is passed through to policyholders as changes in the amount of dividends declared
For variable annuity guarantees primarily in SLF U.S. (including reinsured business) and for certain annuity options in SLF U.K., a 1% reduction in the expected long-term equity market return assumption would decrease net income by $36 million

Interest Rates – the value of the Company’s policyholder obligations for all policies is sensitive to changes in interest rates	•	The calculation of actuarial liabilities for all policies includes adequate provisions to absorb moderate changes in interest rates with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries
• • •	For certain product types, including participating insurance policies and certain forms of universal life policies and annuities, the effect of changes in interest rates is largely passed through to policyholders as changes in the amount of dividends declared or in the rate of interest credited
An immediate 1% increase in interest rates across the entire yield curve would result in an estimated increase in net income of $29 million
An immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $143 million

Asset Default provisions are included in actuarial liabilities for possible future asset defaults and loss of asset value in current assets and future purchases	•	Based on a reduction in the expected future investment yield or a reduction in the value of equity assets recognized in the computation of actuarial liabilities	•	Asset default provisions included in actuarial liabilities amounted to $2.4 billion on a pre-tax basis as at December 31, 2005
Operating Expenses and Inflation – actuarial liabilities provide for future policy-related expenses	• •	Mainly based on recent Company experience using an internal expense allocation methodology
The increases assumed in future expenses are consistent with the inflation rate used in the scenario testing under the standards established by the Canadian Institute of Actuaries
			•	A 10% increase in maintenance unit expenses Company-wide would result in a decrease in net income of $253 million

Sun Life Financial Inc.	30

Management’s Discussion and Analysis
FAIR VALUE OF INVESTMENTS
As described in Note 1 to SLF Inc.’s 2005 Consolidated Financial Statements, stocks, including certain other equity type investments, and real estate are originally recorded at cost and the carrying value is adjusted toward fair value at 5% and 3%, respectively, of the difference between fair value and carrying value per quarter.
The fair value of the majority of stocks is determined based on quoted market prices. For other equity holdings for which quoted market prices are not available, discounted cash flows and other valuation techniques are used to determine the fair market value. For real estate, fair market values are determined by reference to sales of comparable properties in the marketplace and the net present value of the expected future cash flows. Where valuation is not based on quoted market prices, management is required to make judgments and assumptions, which are subject to changes in economic and business conditions. The use of different methodologies and assumptions may have a material effect on the estimates of fair market values.
As at December 31, 2005, the market value of stocks and real estate comprised approximately 7% of the market value of total invested assets.
ALLOWANCE FOR INVESTMENT LOSSES
The carrying value of invested assets reflects allowances for losses, the calculation for which is based on estimates of net realizable value of the assets. The use of different methodologies and assumptions may have a material effect on the estimates of net realizable value.
The carrying value of invested assets is adjusted by allowances for losses, which are established when an asset is classified as impaired. Management considers various factors to identify invested assets of potential impairment concern. In addition to the Company’s ability and intent to hold the invested assets to maturity or until a recovery in value, consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers, and available market values.
Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest because of a general deterioration of a particular business sector. These allowances represent management’s best estimate, based on market conditions, of probable losses within a portfolio that have not yet been specifically identified.
As at December 31, 2005, total allowances for losses were $140 million, representing 44% of gross impaired assets. Specific allowances were $119 million and sectoral allowances were $21 million at December 31, 2005. Provisions for losses on investments, which increase the allowances, are charged against net investment income. Write-offs, net of any recoveries, reduce the allowances.
As at December 31, 2005, the Company’s total impaired assets, net of specific allowances of $119 million, amounted to $202 million. The corresponding market value of these impaired assets was approximately $203 million as at December 31, 2005.
GOODWILL AND OTHER INTANGIBLES
The fair value of intangible assets is determined using various valuation models which require management to make certain judgments and assumptions that could affect the fair value estimates and resulting impairment write-downs. As at December 31, 2005, the fair values of the appropriate operating business segments, including any associated subsidiary segments as required, and the fair values of the indefinite-life intangible assets were well in excess of their carrying values.
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets and is not amortized. Rather, it is assessed for impairment annually by comparing the carrying values of the appropriate business segments, including any associated subsidiary segments, as required, to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.
The Company had a carrying value of $6.0 billion in goodwill as at December 31, 2005, consisting primarily of $3.7 billion arising from the 2002 Clarica acquisition, $1.5 billion arising from the acquisition of Keyport Life Insurance Company in the United States in 2001, and $495 million arising from the acquisition of CMG Asia in Hong Kong in 2005. An additional $310 million of goodwill related to the Company’s equity holdings in CI Financial and Birla Sun Life is included in the Other Invested Assets.
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangibles are amortized, while indefinite-life intangibles are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.
As at December 31, 2005, the Company’s finite-life intangible assets had a carrying value of $655 million, reflecting primarily the value of certain distribution channels and asset administration contracts acquired as part of the IFMG and Clarica Life Insurance Company acquisitions. The Company’s indefinite-life intangible assets had a carrying value of $890 million, reflecting fund management contracts and state licenses.

Sun Life Financial Inc.	31

Management’s Discussion and Analysis
Income Taxes
Sun Life Financial’s provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the Company’s consolidated statements of operations for a particular period. The determination of the required provision for current and future income taxes requires the Company to interpret tax legislation in the jurisdictions in which it operates and to make assumptions about the expected timing of realization of future tax assets and liabilities. To the extent that the Company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increases or decreases cannot be reasonably estimated.
ACCOUNTING POLICIES
Changes in Accounting Policies in 2005
In 2005, SLF Inc. adopted certain new accounting standards and policies that are detailed in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements. None of these changes are considered material to the determination of the Company’s financial position or results.
Consolidation of Variable Interest Entities
The Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities, on January 1, 2005, on a retroactive basis. Prior period financial statements have been restated accordingly.
This Guideline provides guidance for application of consolidation principles to those entities defined as variable interest entities (VIEs). Under this Guideline, the Company is required to consolidate only those VIEs where it is exposed to the majority of the VIEs’ expected losses and/or expected residual returns. As a consequence of implementing this guideline, the Company reclassified approximately $1.2 billion of non-controlling interest in subsidiaries and US$0.6 billion of subordinated debt to debentures recorded in other liabilities.
The Company also has greater than 20% involvement in 25 VIEs, which were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores and equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $192 million, the carrying amount of these assets.
Additional details about the Consolidation of Variable Interest Entities are described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.
Financial Instruments-Disclosure and Presentation
The Company adopted the amendments to the accounting requirements in CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, on January 1, 2005. Securities issued by the company that give the Company an unrestricted obligation to settle the principal amount in cash or in the equivalent value of its own shares must be classified as debt. These amendments did not have a material impact on its consolidated financial statements.
Future Adoption
Financial Instruments, Hedges and Comprehensive Income
The Company will adopt CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income, and the amendments to CICA Handbook Sections and Accounting Guidelines resulting from the issuance of these Sections, on January 1, 2007. Under the new standards, all financial instruments will be classified either as held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial instruments classified as held-for-trading will be measured at fair value with changes in fair value recognized in net income. Financial assets classified as held-to-maturity or as loans and receivables, and financial liabilities not classified as held-for-trading will be measured at amortized cost. Available-for-sale financial instruments will be measured at fair value with changes in fair value recognized in other comprehensive income (OCI).
All derivative financial instruments will be reported on the balance sheet at fair value with changes in fair value recognized in net income unless the derivative is part of a hedging relationship that qualifies as a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. The Company is required to present OCI and its components as well as the components of accumulated other comprehensive income in its consolidated financial statements.
The Company is assessing the impact that these Sections will have on its 2007 consolidated financial statements. Additional information on these prospective changes is available in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.

Sun Life Financial Inc.	32

Management’s Discussion and Analysis
RISK MANAGEMENT
Introduction
The Company’s enterprise-wide risk management framework establishes policies, risk tolerance limits and worldwide practices for risk management. It provides oversight to the risk management activities within the Company’s business segments, ensuring discipline and consistency are applied to the practice of risk management.
Risk Framework
Objectives
The risk management program is designed to:
(i)	avoid risks that could materially affect the value of the Company,

(ii)	contribute to sustainable earnings,

(iii)	take risks that the Company can manage in order to increase returns, and

(iv)	provide transparency of the Company’s risks through internal and external reporting.
Risk Philosophy
The Company is in the business of accepting risks for appropriate return and takes on those risks that meet its objectives. The program design aligns risk management with the Company’s vision and strategy and embeds it within the business management practices of the business groups.
Risk Culture
The Company has an internal culture that supports an effective risk management program. The elements of this risk culture include:
(i)	acting with integrity,

(ii)	understanding the impact of risk on customers,

(iii)	embedding risk management into the business,

(iv)	promoting full and transparent communications,

(v)	collaboration, and

(vi)	aligning of objectives and incentives.
Accountabilities
Accountability provides clear lines of responsibility and authority for risk acceptance and risk taking. The Risk Review Committee of SLF Inc.’s Board of Directors, composed of independent directors, has oversight responsibility for enterprise-wide risk management and ensures that management has appropriate and effective policies, operating guidelines and procedures in place to manage risk. Management is responsible for managing risks and for reporting on key risk issues to the committee on a regular basis.
Key Risk Processes
The Company has implemented a formal risk management program in each business segment. This program includes a process that applies qualitative and quantitative analysis of the risk exposures, with appropriate reporting to senior management and the Board of Directors. The results of this reporting are used to develop an annual enterprise-wide view of the most significant risks, which is reported to the Risk Review Committee.
Risk Identification
The Company has established a formal risk identification program whereby each business group identifies the current key risks that may impact its business. Exposures to these risks are assessed on a qualitative and quantitative basis. Risk control programs are documented and action plans are established for mitigating the exposure. The Company then identifies the key risks that may materially impact the organization as a whole. These risks are monitored by senior management and reported to the Risk Review Committee on an annual basis. Additional information on these risks is available in SLF Inc.’s 2005 AIF under the heading “Risk Factors”.
Business Practices Reviews
Sun Life Financial maintains an enterprise-wide policy on the “Management of Risk to Reputation”. In accordance with that policy, the Company reviews its business practices on an ongoing basis with regard to evolving and emerging business practices and standards, and legal and regulatory requirements.
Risk Policies
The Company has adopted worldwide consolidated risk management policies to provide a consistent approach to measurement, mitigation and control, and monitoring of risk exposures.
Risk Measurement
Market Risk Tolerance and Earnings-at-Risk
The Company has established market risk tolerance limits that set out the maximum target income sensitivity of its business groups to changes in interest rates and the equity and foreign exchange markets. These limits are based on the sensitivity of a one-year forward projection of income tested by business groups against a set of internally prescribed market shocks. Deviations from the applicable limits are reported to the Risk Review Committee.
The Company has also developed an Earnings-at-Risk measurement model, which analyzes capital market risks. The Earnings-at-Risk model also projects a distribution of possible deviations of earnings to further assist in risk management activities.

Sun Life Financial Inc.	33

Management’s Discussion and Analysis
Sensitivity of Earnings
The following table sets out the sensitivity of the Company’s earnings to changes in the interest rate environment and equity markets based on the existing business mix. These amounts are estimated assuming limited management actions to mitigate the impact of the changes.

Increase (Decrease)
($ millions)	in Earnings

Interest Rate Sensitivity (1)
1% Increase	37
1% Decrease	(118)
Equity Market Sensitivity (2)
10% Increase	108
10% Decrease	(123)

(1)	Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve.

(2)	Represents the percentage change in equity markets.
Risk Categories
The risks facing the Company can generally be classified into the following categories:

Risk Category	How Risk is Managed

Market Risk Management
Market Risk — the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets and/or interest rates	•	The Company’s insurance liabilities are segmented according to major product type, with investment guidelines established for each segment
	•	Exposure to capital markets is monitored and managed against established risk tolerance limits
	•	Individual stock holdings are diversified by industry type and corporate entity
	•	Real estate holdings are diversified by location and property type
	•	Effects of large and sustained adverse market movement in real estate values are monitored through Dynamic Capital Adequacy Testing and other stress-testing techniques
	•	Considerations are given to the use of derivatives and the Company’s policies regarding liquidity management and foreign exchange risks (see pages 39 to 43 in this MD&A under the heading “Financial Position and Liquidity”)
Interest Rate Risk – the risk of asset-liability mismatch resulting from interest rate volatility	•	Matching policy established for each portfolio of assets and associated liabilities to keep potential losses within acceptable limits
	•	“Key rate duration” technique employed for interest-sensitive businesses (e.g. individual and group annuities) to examine duration gaps of assets, liabilities and off-balance sheet instruments at discrete points on the yield curve and to manage these gaps within specified tolerance limits

Credit Risk Management
Credit Risk - the uncertainty surrounding the likelihood of default or credit downgrade	•	Credit risks associated with fixed income investments are managed by major business groups and the Company in aggregate using:

o Detailed credit and underwriting policies
o Specific diversification requirements
o Comprehensive due diligence and ongoing credit analysis
o Aggregate counterparty exposure limits
o Monitoring against pre-established limits
	•	Provisions for impaired assets are charged against the carrying value of the asset with additional allowances provided for in actuarial liabilities
Reinsurance Ceded Risk – the counterparty risk relating to externally reinsuring exposures	•	Policy established to limit and monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers and prevent ceding to companies which are poor credit risks

Sun Life Financial Inc.	34

Management’s Discussion and Analysis

Risk Category	How Risk is Managed

Insurance Risk Management

Product Design and Pricing Risk – the risk arising from inappropriate or inadequate product design and pricing, including deviations from the assumptions used in pricing products as a result of uncertainty concerning future investment yields, mortality and morbidity experience, expenses, rates of policy termination, and taxes
• •	Annual compliance assessment is performed by all business units against standards and guidelines for product design and pricing methods, pricing assumptions, profit margin objectives, required scenario analysis, documentation, internal peer review and pricing approval processes
Internal audit of business unit pricing processes is performed on a rotating basis

Mortality and Morbidity Risk - the risk of incurring higher than anticipated mortality and morbidity claim losses on any one policy or group of policies	• • • •	Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims
Underwriting requirements are regularly scrutinized against industry guidelines
Group insurance policies are underwritten prior to initial issue and renewals, driven by risk selection, plan design and rating techniques
Risk policies approved by the Board of Directors include limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained, varying by geographical region
	•	Amounts in excess of limits are reinsured

Operational Risk Management
Legal, Regulatory and Market Conduct Risk Management –the risk associated with failure to comply with laws or to conduct business consistent with changing regulatory or public expectations	• • •	A strong compliance culture is promoted by setting the appropriate tone at the top with respect to compliance with laws and regulations
Worldwide compliance policies and framework have been established
Compliance and legal obligations are monitored at the corporate and business group levels

Operational Risk - the uncertainty arising from internal events caused by failures of people, process and technology as well as external events	• • •	Worldwide and business-specific policies and guidelines have been established Comprehensive insurance program, including appropriate levels of self-insurance, is maintained to provide protection against potential losses
Environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios) from losses due to environmental issues and to help ensure compliance with applicable laws

CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Executive Vice President and Chief Financial Officer (CFO), on a timely basis so that the appropriate decisions can be made regarding public disclosure.
As of December 31, 2005, an evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15 under the United States Securities and Exchange Act of 1934 and under Multilateral Instrument 52-109, was carried out under the supervision of and with the participation of management, including the CEO and the CFO. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective.
Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and compliance with Canadian and U.S. generally accepted accounting principles in its financial statements.
In August 2005, the Company implemented controls and procedures in conjunction with a new general ledger system, and related financial systems. During the year, the Company has continued to review its controls in various financial and actuarial systems, and made corrections to the processes, data and computations where necessary. The impact of these changes was not material to the

Sun Life Financial Inc.	35

Management’s Discussion and Analysis
financial statements of the Company. Other than these changes, no other changes were made in the Company’s internal control over financial reporting during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

Sun Life Financial Inc.	36

Management’s Discussion and Analysis
INVESTMENTS
The Company strives to ensure that all general fund investments are properly aligned with business objectives, including ensuring policyholder obligations are being met and that adequate liquidity is maintained at all times. The Risk Review Committee reviews and approves investment policies that contain prudent standards and procedures for the investment of the Company’s general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee.
Investment Profile
The Company invests the majority of its general funds in medium- to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is conservative, with approximately 90% of the general funds in cash and fixed income investments as at December 31, 2005. While real estate and common stock comprised 3% and 4%, respectively, of the general funds portfolio, the majority of these assets, 68% and 66%, respectively, are related to the participating policyholders’ account. The performance of investments relating to participating policyholders is largely passed on to policyholders over time.
The Company had total consolidated general fund invested assets of $98.6 billion at December 31, 2005, compared to $96.9 billion at December 31, 2004. The increase was primarily due to the impact of growth in business during the year and a contribution of $1.6 billion from the CMG Asia acquisition, partially offset by the strengthening of the Canadian dollar against foreign currencies during 2005, which reduced assets by $2.6 billion.
The market value of the Company’s invested assets was $105.4 billion at December 31, 2005, up $2.6 billion from December 31, 2004. The increase was primarily due to organic business growth, the expansion from the CMG Asia acquisition and the favourable impact of changes in equity market levels on the valuation of stock holdings, partially offset by the effect of the strengthening of the Canadian dollar against foreign currencies during 2005.
Additional details on the Company’s investments are provided in Note 6 to SLF Inc.’s 2005 Consolidated Financial Statements.

Investments

($ millions)		2005			2004*			2003*
	Carrying		% of	Carrying		% of	Carrying		% of
	Value		Total	Value		Total	Value		Total

Bonds	66,154		67	64,496		67	66,090		68
Mortgages	14,561		15	13,862		14	13,601		14
Stocks	3,856		4	3,463		4	3,473		4
Real estate	3,241		3	3,148		3	3,067		3
Cash and equivalent investments	5,091		5	5,958		6	4,969		5
Policy loans and other invested assets	5,689		6	5,984		6	5,975		6

Total carrying value	98,592		100	96,911		100	97,175		100

Total market value	105,358			102,792			102,252

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Note 6 to SLF Inc.’s 2005 Consolidated Financial Statements.
Bonds
The Company’s bond portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and matched to liabilities by duration.

Sun Life Financial Inc.	37

Management’s Discussion and Analysis
As at December 31, 2005, the Company held $16.5 billion of non-public bonds, which constituted 25% of the Company’s overall bond portfolio. Non-public bonds rated “A” or higher represented 60% of total non-public bonds, and non-public bonds rated “BBB” or higher represented 96% of total non-public bonds at December 31, 2005.
Corporate bonds represented 68% of the total carrying value of the bond holdings at December 31, 2005, compared to 63% at December 31, 2004. The increase reflects Sun Life Financial’s ongoing investment management practices whereby the mix of investment holdings is realigned periodically to reflect the ongoing evolution of the business activities of the company.
Mortgages
The Company’s mortgage portfolio is almost entirely comprised of first mortgages. While the Company generally requires a maximum loan-to-value ratio of 75%, it may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured.
As at December 31, 2005, the mix of the Company’s mortgage portfolio was 75% commercial and 25% residential. Approximately 42% of mortgage loans mature by December 31, 2010. As part of its ongoing investment activities, the Company seeks to renew a significant proportion of its mortgages that continue to meet the Company’s investment criteria.
Stocks
The Company’s equity portfolio is diversified by country. As at December 31, 2005, $721 million, or 19%, of the Company’s equity portfolio consisted of Canadian issuers; $1.4 billion, or 37%, of U.S. issuers; $1.2 billion, or 31%, of U.K. issuers; and $513 million, or 13%, to issuers from other jurisdictions. Excluding the Company’s equity interest in CI Financial, no single issuer exceeded 2% of the portfolio at December 31, 2005.
Real Estate
Commercial office properties are the major component of the Company’s real estate portfolio, representing approximately 88% of real estate investments at December 31, 2005. Real estate investments are diversified by country, with 63% of the portfolio located in Canada, 27% in the United States of America and 10% in the United Kingdom at December 31, 2005.
Impaired Assets
Total impaired assets, net of total specific and sectoral allowances, amounted to $181 million at December 31, 2005, comparable to the December 31, 2004 level. Impaired assets were primarily bonds in the U.S. transportation, utilities and consumer discretionary sectors. The net impaired ratio, defined as net impaired assets to total invested assets, was 0.18% at December 31, 2005, equal to the December 31, 2004 level.
In addition to specific and sectoral allowances reflected in the carrying value of invested assets, the Company had $2.4 billion for possible future asset defaults included in its actuarial liabilities as at December 31, 2005, compared with $2.2 billion in 2004.
The Company takes provisions for certain bonds and mortgages designated as impaired. In 2005, the Company had investment credit recoveries of $47 million on invested assets compared to provisions of $21 million in 2004.

($ millions)	2005	2004

As at December 31
Gross impaired assets	321	441
Specific allowance	119	165
Sectoral allowance	21	98

Net impaired assets	181	178

Net impaired ratio	0.18%	0.18%
For the Year Ended December 31
Provisions (recoveries) for impaired assets	(47)	21

Deferred Net Realized Gains
Deferred net realized gains represent net gains on the sale of invested assets that have not yet been recognized in income. In accordance with Canadian generally accepted accounting principles for insurance companies, net realized gains on the sales of bonds and mortgages are deferred and amortized into future investment income on a constant yield basis over the remaining period to maturity. Net realized gains on the sale of stocks and real estate are deferred and amortized into future investment income at the quarterly rate of 5% and 3%, respectively, of the unamortized balance.
The Company had $3.9 billion in deferred net realized gains as at December 31, 2005, of which $3.0 billion represented net gains on invested assets backing actuarial liabilities and the balance represented net gains on invested assets backing capital. Gains on bonds and stocks collectively represented 85% of total deferred net realized gains as at December 31, 2005.

Sun Life Financial Inc.	38

Management’s Discussion and Analysis
Net Unrealized Gains
Net unrealized gains represent the difference between market value and carrying value of investments that are not recorded on the Company’s balance sheet other than with respect to stocks and real estate. Carrying values for stocks and real estate are determined on a moving average market method of accounting whereby a portion of unrealized gains or losses is included in the carrying value of investments. The related changes in unrealized gains and losses are credited to or charged against income.
The Company had $6.8 billion in net unrealized gains as at December 31, 2005 compared to $5.9 billion as at December 31, 2004. A significant portion of the net unrealized gains relate to invested assets backing actuarial liabilities. Additional information is provided in Notes 5 and 6 to SLF Inc.’s 2005 Consolidated Financial Statements.

Sun Life Financial Inc.	39

Management’s Discussion and Analysis
FINANCIAL POSITION AND LIQUIDITY
The Company maintains a strong financial position, with adequate liquidity to ensure it can meet its obligations.
Principal Sources of Funds
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company also raises funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.
At December 31, 2005, the Company maintained cash, cash equivalents and short-term securities totalling $5.1 billion, of which 38% were held in relation to certain derivative strategies and bond repurchase agreements. The corresponding percentage was 32% at the end of 2004. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts which support short-term liabilities.
Net cash, cash equivalents and short-term securities decreased by $867 million in 2005 primarily because of higher net cash used in investing activities, partly offset by cash generated from financing activities. Net cash used in investing activities was higher primarily due to a net increase in the level of investments in long-term assets compared to a year ago and the acquisition of CMG Asia this year. Financing activities mainly reflected the proceeds from the issuances of $725 million of preferred shares and $600 million of fixed/floating debentures during 2005.
Cash Flow

($ millions )	2005	2004 *	2003 *

Net cash provided by operating activities **	2,481	3,225	3,242
Net cash provided by (used in) financing activities	290	(1,102)	(1,204)
Net cash provided by (used in) investing activities	(3,678)	(1,460)	(2,564)
Changes due to fluctuations in exchange rates	(101)	(90)	(455)

Increase (decrease) in cash and cash equivalents	(1,008)	573	(981)
Cash and cash equivalents, beginning of period	3,748	3,175	4,156

Cash and cash equivalents, end of period	2,740	3,748	3,175
Short-term securities, end of period	2,351	2,210	1,794

Cash, cash equivalents and short-term securities, end of period	5,091	5,958	4,969

*	Certain comparative figures have been restated to conform the presentations adopted in 2005 as described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.

**	Includes net cash provided by discontinued operations.
Liquidity
The Company generally maintains a conservative liquidity position that exceeds all the liabilities payable on demand. To strengthen its liquidity further, the Company actively manages and monitors its:
•	capital levels,

•	asset levels,

•	matching position,

•	diversification and credit quality of its investments, and

•	cash forecasts and actual amounts against established targets.
In addition, the Company maintains standby credit facilities with a variety of banks. The agreements relating to the Company’s debt, letters of credit, and lines of credit contain typical covenants regarding solvency, credit ratings and other such matters.
The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.
Based on the Company’s historical cash flows and current strong financial performance, management believes that the cash flow from the Company’s operating activities will

Sun Life Financial Inc.	40

Management’s Discussion and Analysis
continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.
Capital Structure
As at December 31, 2005, the Company’s capital consisted of common shares and preferred shares issued by SLF Inc., and subordinated debentures issued by Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, the Company’s capital also included Sun Life ExchangEable Capital Securities (SLEECS) issued by Sun Life Capital Trust (SLCT) and cumulative capital securities issued by a subsidiary of Sun Life Assurance. The Company deconsolidated the SLEECS and cumulative capital securities in 2005 as a result of certain changes in accounting policies described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.
As at December 31, 2005, shareholders’ equity, including SLF Inc.’s preferred share capital, was $15.5 billion, up $1.1 billion from the December 31, 2004 level. The increase was primarily due to shareholders’ net income of $1.9 billion and the net issuance of $712 million in preferred shares, partially reduced by net share repurchases of $544 million and payment of shareholder dividends of $605 million. There were additional reductions of $380 million due to the strengthening of the Canadian dollar against foreign currencies and $22 million from the adjustment of foreign exchange gains as described in Note 22 to the SLF Inc. 2005 Consolidated Financial Statements.
The number of SLF Inc. common shares outstanding as at December 31, 2005 decreased by approximately 10 million to 582 million as a result of SLF Inc.’s share repurchase program, through which approximately 13.2 million common shares were repurchased and cancelled in 2005. This reduction was partly offset by new shares issued for the exercise of stock options.
SLF Inc. granted stock options to certain employees and directors, which may be exercised at the closing price of the common shares on the trading day preceding the grant date.
As at January 31, 2006, 581,788,975 common shares of SLF Inc. and 9,983,563 options to acquire SLF Inc. common shares were outstanding.
On January 13, 2006, SLF Inc. issued $250 million of Class A Non-Cumulative Preferred Shares Series 3, yielding 4.45% annually.
On July 15, 2005, SLF Inc. issued $325 million of Class A Non-Cumulative Preferred Shares Series 2, yielding 4.80% annually.
On February 25, 2005, SLF Inc. issued $400 million of Class A Non-Cumulative Preferred Shares Series 1, yielding 4.75% annually.
On June 30, 2005, Sun Life Assurance redeemed all of its outstanding Non-Cumulative Redeemable Class E Preferred Shares, Series 1, carrying a dividend yield of 6.50%.
Effective January 1, 2005, the change in accounting guidelines, described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements, led to the deconsolidation of SLCT. As a result, SLF Inc. deconsolidated $1,150 million of non-controlling interest in subsidiaries and recorded $1,200 million of senior debentures payable to SLCT in other liabilities. Details of the senior debentures issued are outlined in Note 11 to SLF Inc.’s 2005 Consolidated Financial Statements. Prior years’ financial statements have been restated to reflect retroactive application of this change in accounting guidelines.
At December 31, 2005, the Company’s long-term debt consisted of: (i) cumulative capital securities of $699 million, which were issued in U.S. dollars with no scheduled maturity date, (ii) $1.8 billion of debentures issued in Canadian dollars with maturities between 2015 and 2035, and (iii) subordinated notes of $207 million issued in U.S. dollars with maturities between 2007 and 2015.
Sun Life Financial’s debt-to-total capital ratio, including the SLEECS and preferred shares issued by SLF Inc. and Sun Life Assurance as part of debt, increased to 21.3% as at December 31, 2005, from 19.5% at December 31, 2004.
Shareholder Dividends
SLF Inc. increased its quarterly common shareholder dividend to $0.24 per share in the first quarter of 2005 and to $0.255 per share in the third quarter of 2005. Total common shareholder dividends paid in 2005 were $0.99 per share, up 15% from $0.86 in 2004. On February 9, 2006, the

Sun Life Financial Inc.	41

Management’s Discussion and Analysis
Board of Directors approved an additional 7.8% increase in quarterly dividends on SLF Inc.’s common shares to $0.275 per share. SLF Inc.’s dividend policy is reviewed periodically by the Board of Directors, and is dependent upon the Company’s earnings, financial condition and capital requirements.
On February 9, 2006, the Board of Directors approved an increase in the target dividend payout ratio from 25% to 35% to 30% to 40%.
Capital Adequacy
The Company has a policy designed to ensure that adequate capital is maintained to provide flexibility necessary to take advantage of growth opportunities and to support the risk associated with its subsidiaries businesses. The approach to managing capital has been developed to ensure that an appropriate balance is maintained between the internal assessment of capital required and the requirements of regulators and rating agencies. The Company’s capital base is structured to maximize the level of permanent capital while maintaining a cost efficient structure at the desired leverage ratio. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates.
In July 2005, OSFI issued guidelines regarding capital framework for regulated insurance holding companies and non-operating life companies (collectively, Insurance Holding Companies). These guidelines apply to SLF Inc. Under these guidelines, Insurance Holding Companies and certain of their significant life insurance company subsidiaries will not be subject to the Minimum Continuing Capital Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. The new guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies. As an Insurance Holding Company, SLF Inc. will be expected to manage its capital in a manner commensurate with its risk profile and control environment.
For the purposes of determining available capital, an Insurance Holding Company will deduct the capital of its significant foreign life subsidiaries and then add back any excess capital or deduct any capital deficit of such subsidiaries, based upon the capital adequacy rules of the jurisdictions in which these subsidiaries operate. For purposes of determining required capital under the new capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future as experience develops, the risk profile of Canadian life insurers changes, or to reflect other risks. SLF Inc. was well above its internal minimum capital levels at December 31, 2005.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company expects that its principal operating life insurance company in the United States, Sun Life Assurance Company of Canada (U.S.) will be qualified as a significant foreign life subsidiary.
Sun Life Assurance continues to be subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at December 31, 2005 well exceeded the levels that would require any regulatory or corrective action. Additional details concerning the calculation of available capital and MCCSR are included in the 2005 AIF of SLF Inc. under the heading “Regulatory Matters”.
Sun Life Assurance Company of Canada (U.S.) is subject to the Risk-Based Capital rules issued by the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain 200% of minimum risk-based capital. Sun Life Assurance Company of Canada (U.S.)’s risk-based capital was well above the minimum level as at December 31, 2005. In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital requirements in the jurisdictions in which they operate. These foreign operations and subsidiaries all maintained capital levels well above the minimum local requirements as at December 31, 2005.

Sun Life Financial Inc.	42

Management’s Discussion and Analysis
Off-Balance Sheet Arrangements
In the normal course of business, the Company is engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:
•	earn management fees and additional spread on a matched book of business,

•	hedge and match the Company’s liabilities, and reduce risks associated with currency, interest rate and stock market fluctuations,

•	reproduce permissible investments, and

•	reduce financing costs.
While most of these activities are reflected on the Company’s balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company’s balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities the Company undertakes primarily include:
•	asset securitizations,

•	securities lending, and

•	financial derivatives.
Asset Securitizations
The Company engages in asset securitization activities primarily to earn origination and/or management fees by leveraging its investment expertise to source and manage assets for investors. The Company sells mortgage and/or bond assets to a non-consolidated special purpose entity (SPE), which may also purchase investment assets from third parties. The SPE funds the asset purchase by selling securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment interest in the issued securities. The Company is generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis so that the Company has no exposure to the default risks associated with the assets in the SPEs other than through any retained interests held by the Company.
The following table summarizes the Company’s asset securitization program. Additional information is available in Note 6 to SLF Inc.’s 2005 Consolidated Financial Statements.

($ millions)	2005	2004

As at December 31
Securitized assets under management	2,829	3,178
The Company’s retained interests	117	138
For the year ended December 31
Cash flow received on retained interests and servicing fees	33	57
Proceeds from sale of company assets through securitization including pre-tax gains	–	179

Securities Lending
The Company lends securities in its investment portfolio to other institutions to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency, in securities lending transactions. Additional information on securities lending is available in Note 6 to SLF Inc.’s 2005 Consolidated Financial Statements.
Financial Derivatives and Risk Mitigation
The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. The Company does not engage in speculative investment in derivatives. The primary uses of derivatives are summarized in the table below.

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Management’s Discussion and Analysis

Products/Application	Use of Derivative	Derivative Used

U.S. universal life contracts, certain Canadian group annuity contracts containing minimum interest rate guarantees, and U.K. unit-linked pension products with guaranteed annuity rate options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Interest rate options and swaps

Interest rate exposure in relation to asset/liability management	To manage the sensitivity of the duration gap between assets, liabilities and off-balance sheet instruments to interest rate changes	Interest rate swaps and options

U.S. variable annuities and reinsurance on variable annuity guarantees offered by other insurance companies	To manage the exposure to product guarantees sensitive to movement in equity market levels	Put options on equity index; futures on equity indices and on interest rates

U.S. equity-indexed annuities	To manage the exposure to product guarantees related to equity market performance	Equity-indexed futures and options

U.K. With Profit Fund	To protect the fund from the impact of a significant fall in the U.K. equity market below a predetermined level	Collar option on equity index maturing in 2006 and put options on equity index maturing in 2007

Currency exposure in relation to asset/liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

The Company generally enters into derivative transactions with counterparties with “AA” credit ratings or better. Where a counterparty’s rating is downgraded to below this level, the Company has credit support arrangements in place which require additional collateral.
The values of the Company’s derivative instruments are summarized in the following table.

($ millions)	2005	2004

As at December 31
Net fair value	1,195	1,080
Total notional amount	38,364	30,217

Credit equivalent amount	2,463	2,480

Risk-weighted credit equivalent amount	53	59

The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged. Total notional amount increased to $38.4 billion at December 31, 2005, from $30.2 billion at the end of 2004, primarily due to the increased use of derivatives to manage equity and currency risks. The net fair value, which represents the unrealized gains, net of unrealized losses, of all derivative financial instruments, grew to $1.2 billion from $1.1 billion year over year. The increase primarily reflected changes in market conditions affecting the valuation of the derivative instruments.
As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

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As at December 31, 2005, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $361 million, $980 million and $1,122 million, respectively. The corresponding risk-weighted credit equivalent amounts were $9 million, $21 million and $23 million, respectively.
Additional details in respect of derivatives are described in Notes 1, 6 and 7 of SLF Inc.’s 2005 Consolidated Financial Statements.
Commitments, Guarantees, Contingencies and Reinsurance Matters
In the normal course of business, the Company enters into leasing agreements, outsourcing arrangements, and agreements involving indemnities to third parties. The Company is also engaged in arbitration proceedings in the U.S. and U.K. with certain companies that have contracts to provide reinsurance to the Company. Details regarding the Company’s commitments, guarantees and contingencies are summarized in Note 20 of SLF Inc.’s 2005 Consolidated Financial Statements.
Outsourcing Agreements
The Company enters into long-term outsourcing contracts from time to time to allow the Company to focus on its core business, enhance customer services and reduce operating costs and risks. Its material long-term outsourcing contracts are described below.
In January 2002, the Company signed an outsourcing contract with Marlborough Stirling Group, a U.K. based software and service provider, to outsource the administration of the Company’s closed block of U.K. individual life and pension business until 2009. In May 2005, Vertex Data Science Limited, a subsidiary of United Utilities PLC, purchased all the outstanding shares of Marlborough Stirling Group. The existing outsourcing contract with SLF U.K. remained in place after this change in control. The value of the main contract is estimated at approximately $312 million over its term. Future contract payments are estimated to be approximately $31 million in 2006 and $62 million for the remaining period of the contract.
In 2002, the Company entered into a seven-year outsourcing contract with IBM Canada Limited (IBM), under which IBM provides a wide range of technology services to the Company. The value of this contract is estimated to be approximately $270 million over its life. The future payments to IBM, based on currently anticipated usage levels, are estimated to be approximately $36 million a year for the remaining term of this contract.
Contractual Obligations

	Payments Due by Period
($ millions)	Total	Within 1 Year	1-3 Years	4-5 Years	Over 5 Years

Long-term debt	3,905	–	32		3,873
Operating leases	452	103	149	82	118
Credit-related arrangements
Contractual commitments	2,166	1,472	694	–	–
Letters of credit	209	209	–	–	–
General fund policyholder liabilities (1)	174,231	12,378	14,731	12,946	134,176

Total contractual obligations	180,963	14,162	15,606	13,028	138,167

(1)	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. The actuarial and other policy liabilities amounts included in the 2005 SLF Consolidated Financial Statements are based on the present value of the estimated cash flows and are net of reinsured amounts. Due to the use of assumptions, actual cash flows will differ from these estimates.
LEGAL AND REGULATORY PROCEEDINGS
SLF Inc. and certain of its subsidiaries or their properties are subject to various legal actions in the ordinary course of business. A description of such proceedings is presented in Note 20 to SLF Inc.’s 2005 Consolidated Financial Statements. SLF Inc. cannot predict the outcome of these actions.

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